UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

scPharmaceuticals Inc.

(Name of Subject Company)

scPharmaceuticals Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

810648105

(CUSIP Number of Class of Securities)

John H. Tucker

President and Chief Executive Officer

scPharmaceuticals Inc.

25 Mall Road, Suite 203

Burlington, Massachusetts 01803

(617) 517-0730

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Wesley Holmes

R. Scott Shean

Bret Stancil

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is scPharmaceuticals Inc., a Delaware corporation (“scPharmaceuticals” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 25 Mall Road, Suite 203, Burlington, Massachusetts 01803. The telephone number of the Company’s principal executive office is (617) 517-0730.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule 14D-9”), relates is the common stock, par value $0.0001 per share, of the Company (the “Shares”). As of the close of business on September 2, 2025, 53,761,939 Shares were outstanding, no shares of preferred stock were issued and outstanding, 7,182,595 Shares were issuable pursuant to outstanding stock options (the “Company Options”), 1,355,716 Shares were subject to issuance upon settlement of outstanding restricted stock units that are not subject to performance-based vesting conditions (the “Company RSU Award”), 2,557,883 Shares were reserved for future issuance under the Company Stock Plans (other than the Company Employee Stock Purchase Plan (the “Company ESPP”)), 1,424,251 Shares were reserved for future issuance under the Company ESPP and 1,016,345 Shares were issuable pursuant to outstanding stock warrants (the “Company Warrants”).

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the tender offer by Seacoast Merger Sub, Inc. a Delaware corporation (”Purchaser”) and direct wholly owned subsidiary of MannKind Corporation, a Delaware corporation (“Parent”), to purchase all of the outstanding Shares, at a price of (i) $5.35 per Share, in cash (the “Cash Amount”), without interest, subject to any applicable withholding taxes, plus (ii) one non-tradeable contingent value right (each, a “CVR”) per Share, which represents the right to receive certain contingent payments of up to an aggregate amount of $1.00 per CVR in cash, without interest, subject to any applicable withholding taxes, upon the achievement of certain regulatory and net sales milestones specified on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in, the Contingent Value Rights Agreement (the “CVR Agreement”), to be entered into with a rights agent mutually agreeable to Parent and the Company (the “Rights Agent”) (which is further discussed in the subsection below entitled “Arrangements with Purchaser and Parent – Contingent Value Rights Agreement”) (the Cash Amount plus the CVR, collectively, the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 8, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as it may be amended, supplemented or otherwise modified from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended, supplemented or otherwise modified from time to time, the “Schedule TO”) filed by Parent and Purchaser with the U.S. Securities and Exchange Commission (the “SEC”) on September 8, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of August 24, 2025 (as it may be amended, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger

Agreement”), by and among the Company, Parent and Purchaser, pursuant to which, as promptly as practicable following the time as of which Purchaser irrevocably accepts for payment all Shares validly tendered and not validly withdrawn pursuant to the Offer (the “Acceptance Time”) pursuant to and subject to the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), subject to the satisfaction or, if permitted by applicable law, waiver of the conditions set forth in the Merger Agreement, and in any event no later than one business day thereafter, Purchaser will merge with and into the Company (such merger, the “Merger”), and the Company will survive the Merger (the “Surviving Company”) as a direct wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which provides that following consummation of a tender offer for all outstanding stock of a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of the acquired corporation that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the acquired corporation. The Merger will be effected by Purchaser and the Company without a stockholder vote pursuant to the DGCL as promptly as practicable following the Acceptance Time, subject to the satisfaction or, if permitted by applicable law, waiver of the conditions set forth in the Merger Agreement, and in any event no later than one business day thereafter.

Purchaser’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer, subject to the rights and obligations of Purchaser to extend and/or amend the Offer in accordance with the terms and conditions of the Merger Agreement, is subject to the satisfaction or, if permitted by applicable law, waiver of the conditions set forth in the Merger Agreement, including, as of one minute following 11:59 p.m. Eastern Time on the Expiration Date (as defined below) of the Offer: (i) there will have been validly tendered (not including any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as such term is defined in Section 251(h) of the DGCL, by the depositary for the Offer pursuant to such procedures) and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its subsidiaries, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer; (ii) subject to certain materiality exceptions, the truth and accuracy of the representations and warranties of the Company contained in the Merger Agreement; (iii) compliance with, or performance in all material respects of, all of the covenants and agreements that the Company is required to comply with or perform at or prior to the Acceptance Time (without giving effect to any limitation as to “materiality” set forth in any such covenants or agreements); (iv) since the date of the Merger Agreement, the absence of a material adverse effect on the Company that is continuing as of the Acceptance Time; (v) the termination or expiration of any applicable waiting period (and extensions thereof) relating to the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the Required Antitrust Approvals (as defined in the Merger Agreement) (including any timing agreement entered into with any Governmental Authority (as defined in the Merger Agreement)), and any approvals or clearances required thereunder having been obtained; and (vi) certain other customary conditions.

The Merger Agreement includes a remedy of specific performance and neither the consummation of the Offer nor the Merger is subject to any financing condition. The respective obligations of Parent, Purchaser and the Company to consummate the Merger are subject to the satisfaction or, if permitted by applicable law, waiver of the following conditions as set forth in the Merger Agreement: (i) the absence of any law, order, judgment or injunction (whether temporary, preliminary or permanent) issued, enacted, promulgated, entered or enforced by a court of competent jurisdiction or other Governmental Authority restraining, prohibiting or rendering illegal the consummation of the Merger (brought by a third party); and (ii) Purchaser (or Parent on Purchaser’s behalf) having accepted for payment or having caused to be accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.

At the effective time of the Merger (being the time and day of the filing of the certificate of merger in accordance with the DGCL with the Secretary of State of the State of Delaware or at such later date and time as is agreed upon in writing by the parties to the Merger Agreement and specified in the certificate of merger, the

“Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Company, Parent or Purchaser or by any of their respective subsidiaries (or held in the Company’s treasury), which will be cancelled and will cease to exist, and no consideration will be delivered in exchange therefor (“Cancelled Shares”)) will be cancelled and (other than any issued and outstanding Shares held by stockholders as of immediately prior to the Effective Time who are entitled to appraisal rights under Section 262 of the DGCL, and who have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (“Dissenting Company Shares”)) will be converted into the right to receive the Offer Price (the “Merger Consideration”), without interest, subject to any applicable withholding tax.

As a result of the Merger, the Company will cease to be a publicly traded company and will become an direct wholly owned subsidiary of Parent.

Pursuant to the terms of the Merger Agreement, effective immediately prior to the Effective Time, each option to purchase Shares (a “Company Option”) that is outstanding and unexercised as of immediately prior to the Effective Time and that is not an Out of the Money Company Option (as defined below), whether or not then vested or exercisable, will be cancelled and converted into the right to receive (i) an amount in cash, without interest and subject to any applicable withholding taxes, equal to (A) the total number of Shares subject to such Company Option immediately prior to such cancellation multiplied by (B) the excess, if any, of (x) the Cash Amount over (y) the exercise price payable per Share underlying such Company Option and (ii) one CVR in respect of each Share subject to such Company Option (the “Option Consideration”). Each Company Option that has an exercise price per Share that is equal to or greater than the Cash Amount (an “Out of the Money Company Option”) will be cancelled and no holder thereof will be entitled to any payment with respect to such Company Option before or after the Effective Time.

Pursuant to the terms of the Merger Agreement, effective immediately prior to the Effective Time, each restricted stock unit award with respect to Shares (a “Company RSU Award”) that is outstanding as of immediately prior to the Effective Time, whether or not then vested, will fully vest and be cancelled and converted into the right to receive (i) an amount in cash, without interest and subject to any applicable withholding taxes, equal to (A) the number of Shares subject to such Company RSU Award immediately prior to such cancellation multiplied by (B) the Cash Amount and (ii) one CVR in respect of each Share subject to such Company RSU Award (the “RSU Consideration”).

Pursuant to the terms of the CVR Agreement, the Rights Agent will promptly, and in any event within 10 business days of the receipt of a Milestone Notice (as defined in the CVR Agreement), send each holder of a CVR (other than Equity Award Holders (as defined in the CVR Agreement)) at such holder’s registered address a copy of the applicable Milestone Notice and pay the applicable Milestone Payment Amount (as defined in the CVR Agreement) to each such holders (other than the Equity Award Holders). Pursuant to the terms of the CVR Agreement, Parent (i) will promptly, and in any event within 10 business days after the date on which the applicable Milestone Notice is delivered to the Rights Agent, send each holder of a CVR with respect to which the applicable Milestone Payment Amount is subject to deduction for any required withholding tax at such holder’s registered address a copy of such Milestone Notice and (ii) with respect to any portion of the applicable Milestone Payment (as defined in the CVR Agreement) that is payable to each such holder, will, as soon as reasonably practicable following the applicable Milestone Payment Date (as defined in the CVR Agreement) (but in any event no later than the next regularly scheduled payroll date that is not less than five business days following such Milestone Payment Date, and in all events no later than the date that is 75 days following the date on which the applicable Milestone (as defined in the CVR Agreement) is achieved), pay, or will cause the Surviving Company or an affiliate thereof to pay through Parent’s, the Company’s or such affiliate’s payroll system or accounts payable systems, as applicable (and subject to deduction for any required withholding tax pursuant to Section 3.7 of the Merger Agreement), the applicable Milestone Payment Amount payable to each such Holder in accordance with Section 3.6 of the Merger Agreement.

Pursuant to the terms of the Merger Agreement, effective as of immediately prior to the Effective Time, each warrant to purchase Shares (a “Company Warrant”) that is outstanding and unexercised immediately prior thereto, whether vested or unvested, will be treated in accordance with the terms and conditions specified in the applicable Company Warrant and subject to deduction for any applicable withholding taxes.

Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.

A more complete description of the Merger Agreement and CVR Agreement can be found in the Offer to Purchase in Section 11 under the heading entitled “The Offer - The Transaction Documents – The Merger Agreement” and “The Offer – The Transaction Documents – CVR Agreement,” respectively. The summary of the Merger Agreement and the CVR Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement and CVR Agreement set forth herein do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement and form of CVR Agreement, copies of which are filed as Exhibits (e)(1) and (e)(2), respectively, hereto and are incorporated herein by reference. The expiration time (the “Expiration Date”) of the Offer is one minute after 11:59 p.m., Eastern time, on October 6, 2025, unless the period during which the Offer is open is extended pursuant to and in accordance with the Merger Agreement, in which event “Expiration Date” will mean the subsequent time and date to which the expiration of the Offer is extended in accordance with the terms of the Merger Agreement.

According to the Schedule TO, Purchaser was formed solely for the purpose of engaging in the transaction contemplated by the Merger Agreement, including the Offer and the Merger. The Offer to Purchase states that each of Parent’s and Purchaser’s principal executive office is located at 1 Casper Street, Danbury, Connecticut 06810, and the telephone number of each of Parent and Purchaser is (818) 661-5000.

The Company has filed this Schedule 14D-9 and Parent and Purchaser have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov. The SEC’s website address is not intended to function as a hyperlink, and the information contained in the SEC’s website is not incorporated by reference in this Schedule 14D-9 and you should not consider it as part of this Schedule 14D-9.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Purchaser and Parent.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of such agreement. It is not intended to provide any other factual information about Parent, Purchaser, the Company or any of their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in confidential disclosure schedules that were provided by each party to the other but were not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Purchaser made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Contingent Value Rights Agreement

At or prior to the Acceptance Time, Parent and the Rights Agent will enter into the CVR Agreement governing the terms of the CVRs to be issued as part of the Offer and the Merger.

The summary of the CVR Agreement contained in the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the form of CVR Agreement, which is filed as Exhibit (e)(2) hereto, and which is incorporated herein by reference.

Confidentiality Agreement

On May 7, 2025, Parent and the Company entered into a Mutual Nondisclosure Agreement (the “Confidentiality Agreement”), pursuant to which, among other things, Parent and the Company agreed, subject to certain exceptions, to keep confidential certain non-public information relating to Parent and the Company in connection with a possible transaction involving Parent and the Company.

The Mutual Nondisclosure Agreement contains a customary standstill provision for the benefit of the Company, which is binding on Parent for a period of 18 months from the date of the Confidentiality Agreement and automatically terminates in the event the Company publicly announces that it has entered into a definitive agreement with any person other than Parent or Parent’s controlled affiliates to consummate a transaction involving the acquisition of all or substantially all of the Company’s outstanding securities or assets.

The foregoing summary of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

Tender and Support Agreements

Concurrently with the execution and delivery of the Merger Agreement, John H. Tucker, the Company’s President and Chief Executive Officer, and entities affiliated with OrbiMed Advisors LLC (together, the

“Principal Stockholders”), entered into Tender and Support Agreements with Parent and Purchaser (the “Tender Agreements”). Under the terms of the Tender Agreements, the Principal Stockholders have agreed, among other things, to tender their Shares in the Offer and vote their Shares in support of the transactions contemplated by the Merger Agreement, as applicable. The Principal Stockholders are generally prohibited from transferring their Shares (subject to certain exceptions). As of August 24, 2025, the Principal Stockholders owned an aggregate of approximately 11.5% of the outstanding Shares. The Tender Agreements will terminate upon the earliest of (i) the termination of the Merger Agreement, (ii) the Effective Time, (iii) the date and time the Merger Agreement is amended or modified, in each case, in any manner adverse in any material respect to a Principal Stockholder (including any reduction in or change to the form of the Merger Consideration, other than substituting cash in lieu of one or both Milestone Payments in the CVR Agreement in an amount equal to the aggregate maximum Milestone Payment payable to all CVR holders for such Milestone(s) under the CVR Agreement as if such Milestone(s) had been attained to the maximum extent)) without the prior written consent of such Principal Stockholder, (iv) the termination or withdrawal of the Offer by Parent or Purchaser and (v) the expiration of the Offer without Purchaser having accepted for payment the Shares tendered in the Offer.

The summary of the Tender Agreements contained in the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the Tender Agreements, a form of which is filed as Exhibit (e)(5) hereto, and which is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and the members of the board of directors of the Company (the “Company Board”) have financial interests in the Offer and the Merger and other transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders generally. Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in the subsection entitled “- Background and Reasons for the Company Board’s Recommendation - Reasons for the Recommendation of the Company Board.”

Consideration for Shares Tendered Pursuant to the Offer

If the Company’s executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same consideration on the same terms and conditions as the other stockholders of the Company. If such executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Acceptance Time occurs and the Merger is consummated, such executive officers and directors will also receive in exchange for their Shares the same consideration on the same terms and conditions as the other stockholders of the Company. As of September 2, 2025, the executive officers and directors of the Company beneficially owned, in the aggregate, 269,631 Shares, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSU Awards which are further discussed in the subsection below entitled “– Effect of the Offer and the Merger on Stock Awards – Generally.” If the directors and executive officers were to tender all such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Parent, then, if the Milestones under the CVR Agreement are achieved to the maximum extent, the directors and officers would receive collectively, (i) an aggregate of $1,442,525.85 in cash, and (ii) $269,631 in aggregate Milestone Payments, pursuant to tenders into the Offer.

The following table sets forth the number of Shares beneficially owned as of September 2, 2025 by each of our executive officers and directors, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSU Awards, and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price and the terms and conditions of the CVR

Agreement, assuming for such purpose, that the applicable Milestones set forth in the CVR Agreement are achieved to the maximum extent.

Name	Number of Shares Beneficially Owned (#)	Cash Consideration for Shares Beneficially Owned ($)(1)	Maximum Cash Consideration for CVRs in Respect of Shares Beneficially Owned ($)(2)
Executive Officers
John H. Tucker*	122,345	$654,545.75	$122,345.00
Rachael Nokes	30,386	$162,565.10	$30,386.00
Non-Employee Directors
William T. Abraham, M.D.	—	—	—
Mette Kirstine Agger	—	—	—
Sara Bonstein	—	—	—
Minnie V. Baylor Henry	—	—	—
Frederick Hudson	—	—	—
Jack A. Khattar	5,000	$26,750.00	$5,000.00
Leonard D. Schaeffer	111,900	$598,665.00	$111,900.00
Klaus Veitinger, M.D., Ph.D.	—	—	—

*	Mr. Tucker is both a director and an executive officer.
(1)	Calculated based on (a) the number of owned Shares, multiplied by (b) $5.35.
(2)

Calculated based on (a) the number of owned Shares, multiplied by (b) $1.00, which is the maximum amount payable per CVR in the event the Milestones under the CVR Agreement are achieved to the maximum extent.

Effect of the Offer and the Merger on Stock Awards - Generally

Pursuant to the terms of the Merger Agreement, effective as of immediately prior to the Effective Time, (i) each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time and that is not an Out of the Money Company Option (an “In the Money Company Option”), whether or not then vested or exercisable, will be cancelled and converted into the right to receive the Option Consideration, (ii) each Out of the Money Company Option will be canceled for no consideration therefor and (iii) each Company RSU Award that is outstanding as of immediately prior to the Effective Time, whether or not then vested, will (a) fully vest, and (b) be cancelled and converted into the right to receive the RSU Consideration.

Treatment of Executive Officer and Director Equity Awards in the Merger

All Company Options and Company RSU Awards held by the Company’s executive officers and non-employee directors will be treated as described in the preceding subsection entitled “- Effect of the Offer and the Merger on Stock Awards - Generally.”

Table of Estimated Consideration for Executive Officer and Director Company Options

The following table sets forth (i) the number of Shares underlying the outstanding In the Money Company Options held by the Company’s executive officers and non-employee directors, as applicable; and (ii) the estimated Option Consideration that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of such awards, in each case as of September 2, 2025. Solely for purposes of the table below, we have assumed that the Effective Time occurs on September 2, 2025. The table below does not take into account any vesting or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between September 2, 2025 and the Effective Time.

	Number of Shares Subject to In the Money Company Options (#)	Cash Payment for In the Money Company Options ($)(1)	Number of CVRs in Respect of In the Money Company Options (#)	Maximum Cash Payment for CVRs Issued in Respect of In the Money Company Options ($)(2)
Executive Officers
John H. Tucker*	1,130,174	$1,804,287.96	1,130,174	$1,130,174.00
Rachael Nokes	207,646	$339,960.24	207,646	$207,646.00
Non-Employee Directors
William T. Abraham, M.D.	66,050	$82,856.00	66,050	$66,050.00
Mette Kirstine Agger	49,750	$69,490.00	49,750	$49,750.00
Sara Bonstein	66,050	$82,856.00	66,050	$66,050.00
Minnie V. Baylor-Henry	84,422	$101,717.92	84,422	$84,422.00
Frederick Hudson	72,174	$94,981.52	72,174	$72,174.00
Jack A. Khattar	72,174	$94,981.52	72,174	$72,174.00
Leonard D. Schaeffer	66,050	$82,856.00	66,050	$66,050.00
Klaus Veitinger, M.D., Ph.D.	72,174	$94,981.52	72,174	$72,174.00

*	Mr. Tucker is both a director and an executive officer.
(1)

For purposes of this table, the estimated value of the In the Money Options equals the aggregate number of Shares underlying the In the Money Options multiplied by the amount, if any, by which the Cash Amount exceeds the per share exercise price of the In the Money Options.

(2)

For purposes of this table, the cash value that is assigned to each CVR is $1.00, which is the maximum amount payable per Share in the event the Milestones under the CVR Agreement are achieved to the maximum extent.

Table of Estimated Consideration for Executive Officer and Director Company RSU Awards

The following table sets forth (i) the number of Shares underlying the outstanding Company RSU Awards held by the Company’s executive officers and non-employee directors, as applicable; and (ii) the estimated RSU Consideration that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of such awards, in each case as of September 2, 2025. Solely for purposes of the table below, we have assumed that the Effective Time occurs on September 2, 2025. The table below does not take into account any vesting or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between September 2, 2025 and the Effective Time.

	Number of Shares Subject to Company RSU Awards (#)	Cash Consideration for Unvested Company RSU Awards ($)(1)	Number of CVRs in Respect of Company RSU Awards (#)	Maximum Cash Payment for CVRs Issued in Respect of Company RSU Awards ($)(2)
Executive Officers
John H. Tucker*	318,502	$1,703,985.70	318,502	$318,502.00
Rachael Nokes	125,675	$672,361.25	125,675	$125,672.00

*	Mr. Tucker is both a director and an executive officer.
(1)	Calculated based on (a) the number of Shares outstanding under the executive officer’s Company RSU Awards, multiplied by (b) $5.35.
(2)

Calculated based on (a) the number of Shares outstanding under the executive officer’s Company RSU Awards, multiplied by (b) $1.00, which is the maximum amount payable per CVR in the event the Milestones under the CVR Agreement are achieved to the maximum extent.

Treatment of the Company ESPP

The Company sponsors the 2017 Employee Stock Purchase Plan (the “Company ESPP”), in which executive officers and other employees are eligible to have up to 15% of their eligible earnings withheld, subject to certain limitations, to purchase Shares pursuant to the ESPP. In accordance with the terms of the Merger Agreement, each offering period that was in effect as of the date of the Merger Agreement and any Options (as defined in the Company ESPP) thereunder, was terminated as of the date of the Merger Agreement and all amounts contributed thereto under such offering period were refunded to the applicable participants. No additional offering periods will commence under the Company ESPP after the date of the Merger Agreement and, subject to the consummation of the Merger, the Company ESPP will terminate, effective immediately prior to the Effective Time.

Continuing Employees - Employee Benefit Plans

Pursuant to the Merger Agreement, from and after the Closing until December 31, 2026, Parent shall provide, or shall cause to be provided, to employees of the Company or its Subsidiary immediately prior to the Effective Time who continue their employment with Parent or any of its subsidiaries or affiliates immediately following the Effective Time (“Continuing Employees”) (i) an annual base salary or hourly wage rate (as applicable), and cash bonus or other cash incentive opportunities no less favorable than those provided to such Continuing Employees immediately prior to the Effective Time and (ii) defined contribution retirement, health, welfare and employee and fringe benefits (in the aggregate but excluding equity or equity-based incentive opportunities, severance, post-employment welfare, and defined benefit pension benefits) that are no less favorable than (1) those provided to such Continuing Employees immediately prior to the Effective Time or (2) those provided to similarly situated employees of Parent and its affiliates, subject to certain exceptions.

For purposes of vesting, calculating entitlements and eligibility to participate under the employee benefit plans of Parent (excluding plans providing for equity or equity-based incentive opportunities, severance, post-employment welfare, and defined benefit pension benefits), the Surviving Company or any of their respective subsidiaries (each, a “New Plan”), Parent shall use commercially reasonable efforts to cause each Continuing Employee to be credited, to the extent applicable, with his or her years of service with the Company, its affiliates or their respective predecessors before the Effective Time, to the same extent as such Continuing Employee was entitled before the Effective Time, to credit for such service under any similar Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Effective Time; provided that the foregoing shall not apply to the extent that its application would result in a duplication of benefits. In addition and without limiting the generality of the foregoing, to the extent permitted under the applicable New Plan, Parent shall use commercially reasonable efforts to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in each applicable New Plan to the extent that coverage under such New Plan is comparable to a Plan in which such Continuing Employee participated immediately prior to the Effective Time (such plans, collectively, the “Old Plans”). For purposes of each New Plan providing medical, dental, pharmaceutical or vision benefits to any Continuing Employee, Parent shall (or shall cause the Surviving Company to) use commercially reasonable efforts to cause all eligibility waiting periods, pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for such employee and his or her covered dependents, unless such conditions would not have been waived under the comparable Old Plans, and Parent shall (or shall cause the Surviving Company to) use commercially reasonable efforts to cause any eligible expenses incurred by such employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan to the extent permitted under the applicable New Plan.

Severance Benefits and Certain Other Terms in Employment Agreements of Executive Officers

Pursuant to the second amended and restated employment agreement with John H. Tucker, in the event that Mr. Tucker’s employment is terminated by us without “cause” or by him for “good reason,” subject to the execution and effectiveness of a separation agreement and release, he will be entitled to receive (i) an amount equal to (x) 12 months of base salary plus his average target incentive compensation received for the three preceding fiscal years, payable on our normal payroll cycle if such termination is not in connection with a “change in control” or (y) 18 months of base salary plus 1.5 times his average target incentive compensation received for the three preceding fiscal years if such termination is in connection with a “change in control,” and (ii) reimbursement of COBRA premiums for health benefit coverage for him and his immediate family in an amount equal to the monthly employer contribution that we would have made to provide health insurance to Mr. Tucker had he remained employed with us for up to (x) 12 months following termination if such termination is not in connection with a “change in control” or (y) 18 months if such termination is in connection with a “change in control.” In addition, if within 12 months following a “change in control,” Mr. Tucker is terminated by us without “cause” or he resigns for “good reason,” all time-based stock options and other time-based stock-based awards held by Mr. Tucker will accelerate and vest immediately.

Pursuant to the employment agreement with Rachael Nokes, in the event that her employment is terminated by us without “cause” or by her for “good reason,” subject to the execution and effectiveness of a separation agreement and release, she is entitled to receive (i) an amount equal to 9 months of base salary (if such termination is not in connection with a “change in control”) or 12 months of base salary plus her average target incentive compensation received for the three preceding fiscal years (if such termination is in connection with a “change in control”), payable on our normal payroll cycle, and (ii) reimbursement of COBRA premiums for health benefit coverage for her and her immediate family in an amount equal to the monthly employer contribution that we would have made to provide health insurance to Ms. Nokes if she had remained employed with us for up to (x) 9 months following termination if such termination is not in connection with a “change in control” or (y) 12 months following termination if such termination is in connection with a “change in control.” In addition, Ms. Nokes’ employment agreement provides that if within 12 months following a “change in control,” Ms. Nokes is terminated by us without “cause” or she resigns for “good reason,” all time-based stock options and other time-based stock-based awards held by Ms. Nokes will accelerate and vest immediately.

For purposes of the employment agreements, “cause” generally means: (i) conduct by the executive officer constituting a material act of misconduct in connection with the performance of the executive officer’s duties, including, without limitation, misappropriation of funds or property of the Company or any of its subsidiaries or affiliates other than the occasional, customary and de minimis use of Company property for personal purposes; (ii) the commission by the executive officer of any felony or a misdemeanor involving moral turpitude, deceit, dishonesty or fraud, or any conduct by the Executive that would reasonably be expected to result in material injury or reputational harm to the Company or any of its subsidiaries or affiliates if the executive officer were retained in the executive officer’s position; (iii) continued non-performance by the executive officer of the executive officer’s duties hereunder (other than by reason of the executive officer’s physical or mental illness, incapacity or disability) which has continued for more than 30 days following written notice of such non-performance from the Board; (iv) a breach by the executive officer of any of the certain provisions of the employment agreement; (v) a material violation by the executive officer of the Company’s written employment policies; or (vi) failure to cooperate with a bona fide internal investigation or an investigation by regulatory or law enforcement authorities, after being instructed by the Company to cooperate, or the willful destruction or failure to preserve documents or other materials known to be relevant to such investigation or the inducement of others to fail to cooperate or to produce documents or other materials in connection with such investigation.

For purposes of the employment agreements, “Good Reason” means that the executive officer has complied with the Good Reason Process following the occurrence of any of the following events: (i) a material diminution in the executive officer’s responsibilities, authority or duties; (ii) a material diminution in the executive officer’s base salary except for across-the-board salary reductions based on the Company’s financial performance similarly affecting all or substantially all senior management employees of the Company; (iii) a material change in the geographic location at which the executive officer provides services to the Company; or (iv) the material breach of the employment agreement by the Company. “Good Reason Process” shall mean that (i) the executive officer reasonably determines in good faith that a “Good Reason” condition has occurred; (ii) the executive officer notifies the Company in writing of the first occurrence of the Good Reason condition within 60 days of the first occurrence of such condition; (iii) the executive officer cooperates in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition; (iv) notwithstanding such efforts, the Good Reason condition continues to exist; and (v) the executive officer terminates the executive officer’s employment within 60 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

For purposes of the employment agreements, “change in control” is generally defined as:

(i)

any “person,” as such term is used in Sections 13(d) and 14(d) of the Exchange Act (other than the Company, any of its subsidiaries, or any trustee, fiduciary or other person or entity holding securities under any employee benefit plan or trust of the Company or any of its subsidiaries), together with all “affiliates” and “associates” (as such terms are defined in Rule 12b-2 under the Exchange Act) of such person, shall become the “beneficial owner” (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50 percent or more of the combined voting power of the Company’s then outstanding securities having the right to vote in an election of the Company Board (“Voting Securities”) (in such case other than as a result of an acquisition of securities directly from the Company); or

(ii)

the date a majority of the members of the Company Board is replaced during any 12-month period by directors whose appointment or election is not endorsed by a majority of the members of the Company Board before the date of the appointment or election; or

(iii)

the consummation of (A) any consolidation or merger of the Company where the stockholders of the Company, immediately prior to the consolidation or merger, would not, immediately after the consolidation or merger, beneficially own (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly, shares representing in the aggregate more than 50 percent of the voting shares of the Company issuing cash or securities in the consolidation or merger (or of its ultimate parent corporation, if any), or (B) any sale or other transfer (in one transaction or a series of transactions contemplated or arranged by any party as a single plan) of all or substantially all of the assets of the Company.

For purposes of the scPharmaceuticals Inc. 2014 Stock Incentive Plan, “change in control” is defined as the merger of the Company with or into or the consolidation of the Company with another corporation under circumstances where the stockholders of the Company immediately prior to such merger or consolidation do not own after such merger or consolidation shares representing at least fifty percent (50%) of the voting power of the Company or the surviving or resulting corporation, as the case may be, or if shares representing fifty percent (50%) or more of the voting power of the Company are transferred to any person who is not, as of the date of adoption of the plan, a holder of stock of any class or preference or any stock option of the Company, or if the Company is liquidated, or sells or otherwise disposes of all or substantially all its assets.

For purposes of the scPharmaceuticals Inc. 2017 Stock Option and Incentive Plan, “sale event” is defined as (i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the stock of the Company to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

Future Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates, which would not become effective until after the Merger is consummated, if at all. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Parent or other retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Parent and/or its affiliates have been established.

Rule 14d-10(d) Matters

Prior to the consummation of the Offer, to the extent required, the Company Board will take any further necessary steps to approve any such arrangements as described above in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Exculpation, Indemnification and Insurance

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer (as applicable), provided that such provision shall not eliminate or limit the liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director under Section 174 of the DGCL, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (v) an officer in any action by or in the right of the corporation. The Company has included in its second amended and restated certificate of incorporation (as amended, the “Charter”) provisions to limit or eliminate the personal liability of its directors to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery (the “Court of Chancery”) or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 of the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 of the DGCL also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the DGCL.

The Company’s amended and restated bylaws (as amended, the “Bylaws”) provide that the Company shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

The indemnification provisions contained in the Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, the Company maintains insurance on behalf of the Company’s directors and executive officers insuring them against liability for certain claims asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement provides that Parent, the Surviving Company and the Surviving Company’s subsidiary will (and, Parent will cause the Surviving Company and its subsidiary to) honor and fulfill in all respects the obligations of the Company and its subsidiary under (i) the indemnification agreements made available to Parent prior to the date of the Merger Agreement between (A) the Company and its subsidiary and any of their current or former directors and officers and any person who becomes a director or officer of the Company or its subsidiary prior to the Effective Time and (B) the Company and its subsidiary and any corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise or other person serving or who served as a director, officer, member, manager, partner, trustee or other fiduciary of the Company or its subsidiary at the request of the Company or its subsidiary, in each case, prior to the Effective Time (the “Indemnified Persons”), and (ii) the indemnification, exculpation and expense advancement provisions in the Charter or Bylaws in each case of clauses (i) and (ii), as in effect on the date of the Merger Agreement and with respect to the Indemnified Persons’ acts and omissions occurring prior to the Effective Time. In addition, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Company and its subsidiary will (and Parent will cause the Surviving Company and its subsidiary to) cause the formation and governing documents of the Surviving Company and its subsidiary to contain provisions with respect to elimination of liability of directors, indemnification, exculpation and the advancement of expenses that are no less favorable to the Indemnified Persons than the indemnification, exculpation and advancement of expenses provisions contained in the organizational and governing documents of the Company and its subsidiary as of the date of the Merger Agreement, and during such six year period, such provisions will not be repealed, amended or otherwise modified in any manner that is adverse to the Indemnified Persons except as provided below.

During the period commencing at the Effective Time and ending on the sixth anniversary of the Closing Date (as defined in the Merger Agreement), Parent and the Surviving Company (together with their successors and assigns, the

“Indemnifying Parties”) will, to the fullest extent permitted under applicable laws and the Charter or Bylaws, indemnify, defend and hold harmless each Indemnified Person in his or her capacity as an officer or director of the Company against all losses, claims, damages, liabilities (including amounts paid in settlement or compromise), fees, expenses, judgments or fines incurred by such Indemnified Person as an officer or director of the Company in connection with any pending or threatened (a) civil, criminal or administrative action, hearing, inquiry, audit, examination or investigation, or (b) litigation, suit, arbitration or other proceedings, in each of (a) and (b), by or before, or otherwise involving, any Governmental Authority (each, a “Legal Proceeding”) based on or arising out of, in whole or in part, the fact that such Indemnified Person is or was a director or officer of the Company at or prior to the Effective Time and pertaining to any and all matters pending, existing or occurring at or prior to the Effective Time, whether asserted or claimed prior to, at or after the Effective Time, including any such matter arising under any claim based in whole or in part on, or arising in whole or in part out of, or pertaining to the Merger Agreement or the Transactions (as defined below). Without limiting the foregoing, from the Effective Time until the sixth anniversary of the Closing Date, the Indemnifying Parties will also, to the fullest extent permitted under applicable laws and the Charter (as in effect as of the date of the Merger Agreement), advance reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees) incurred by the Indemnified Persons in connection with matters for which such Indemnified Persons are eligible to be indemnified pursuant to this provision, subject to the execution by such Indemnified Persons of appropriate undertakings in favor of the Indemnifying Parties to repay such advanced costs and expenses if it is ultimately determined in a final and non-appealable judgment of a court of competent jurisdiction that such Indemnified Person is not entitled to be indemnified under this provision.

The Merger Agreement also provides that, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent will, and will cause the Surviving Company to, maintain in effect for the benefit of the directors and officers of the Company, as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage, terms, conditions, retentions, limits of liability, deductibles and amounts not less favorable to the insured persons than the policies of the Company in effect as of the date of the Merger Agreement; provided, that the Surviving Company will not be required to pay an annual premium for the D&O Insurance for such six year term in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement, but in such case will purchase coverage as favorable to the insured persons as is available for such amount as long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time. The Surviving Company will (and Parent will cause the Surviving Company to) maintain the D&O Insurance “tail” policy in full force and effect and continue to honor their respective obligations thereunder, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time.

Section 16 Matters

Prior to the Acceptance Time, the Company will take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including any “derivative securities” as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by the Merger Agreement by any director or executive officer of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on August 24, 2025, the Company Board, among other things, unanimously: (i) determined that the Merger Agreement and the transactions contemplated by the Merger Agreement, the CVR Agreement and the Tender Agreements, including the Offer and the Merger (collectively, the “Transactions”) are advisable and fair to, and in the best interests of, the Company and its stockholders, (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and approved the CVR Agreement and the transactions contemplated thereby, and (iv) recommended that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A copy of the press release issued by the Company, dated August 25, 2025, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer and the Merger

The senior management of the Company and the Company Board regularly review operational and strategic opportunities to maximize value for investors. In connection with these reviews, management and the Company Board from time to time evaluate potential transactions that would further the Company’s strategic objectives. The Company Board also regularly reviews the Company’s standalone prospects, financing alternatives and potential strategic transactions in light of commercialization progress for FUROSCIX®, regulatory considerations and the competitive landscape.

On February 26, 2025, John Tucker, President and Chief Executive Officer of the Company, received an unsolicited telephone call from the Chief Executive Officer of another public life sciences company (“Party A”). During that conversation, Party A’s Chief Executive Officer conveyed Party A’s preliminary interest in exploring a potential strategic transaction with the Company, without providing any specific proposal.

On March 4, 2025, the Company convened a regular virtual meeting of the Company Board to review, among other matters, (i) the revenue trajectory for FUROSCIX® and related life-cycle management initiatives, (ii) projected operating expenses and (iii) the Company’s short and long-term financing needs. Among other matters, the Company Board was updated on the Company’s continued negotiations with respect to an amendment to its supply agreement with its supplier (the “Device Supplier”) of the drug delivery system component of the FUROSCIX® On-Body Infusor (the “FUROSCIX® Infusor”). The Company’s existing supply agreement with the Device Supplier was scheduled to expire on August 15, 2025, absent an amendment or extension, and the Company had been notified by the Device Supplier that the price for the FUROSCIX® Infusor would increase.

Representatives of Leerink Partners, a financial advisor engaged by the Company Board to provide financial advisory services in connection with potential mergers and acquisitions activity since 2020, joined the meeting to discuss overall financing and mergers and acquisitions market conditions, and Latham & Watkins LLP (“Latham”), the Company’s outside legal counsel, joined the meeting to provide legal updates including updates related to recent activities of the Nominating and Corporate Governance Committee of the Company Board and proposed resolutions relating to the 2025 Annual Meeting of Stockholders, respectively. At this meeting, the Company Board expressed support for continuing discussions with Party A to explore a potential strategic transaction.

On March 11, 2025, Mr. Tucker met with Party A’s Chief Executive Officer in person at an investor conference in Miami, Florida. The same day, the Company and Party A executed a mutual confidential disclosure agreement (“Party A’s CDA”), which did not include a standstill provision. Following execution of Party A’s CDA, senior members of the Company’s management team participated in an initial virtual due diligence session with representatives of Party A on March 19, 2025.

On March 24, 2025, Party A’s Chief Executive Officer emailed Mr. Tucker to confirm that Party A intended to submit a non-binding indication of interest to acquire the Company.

On March 26, 2025, Party A delivered to the Company a written, non-binding proposal to acquire 100% of the outstanding shares of the Company in an all-stock transaction at an exchange ratio valuing the Company’s common stock at $4.50 per share based on the most recent closing price per share of Party A’s publicly traded stock (“Party A’s March 26th Offer”). Party A’s March 26th Offer represented a 50% premium to the Company’s $3.01 closing price per share on March 26, 2025.

On March 29, 2025, the Company Board held a virtual meeting, with representatives of Latham and Leerink Partners in attendance, to evaluate Party A’s March 26th Offer. In considering Party A’s proposal, the Company Board assessed, with the assistance of the advisors present, whether Party A had the financial resources needed for the combined company to execute its business plan. The Company Board concluded that Party A would have the financial resources to operate the combined company. After a thorough discussion, the Company Board directed management to prepare an analysis of 2025 and 2026 illustrative standalone financial scenarios so that the Company Board could assess the Company’s near-term financing needs, to be reviewed at a Company Board meeting scheduled for the following week.

On April 2, 2025, the Company Board reconvened virtually, with representatives of Latham and Leerink Partners in attendance, to consider (i) the Company’s near-term financing needs, (ii) the 2026 illustrative standalone financial scenarios and future trading metrics prepared by management and (iii) Party A’s March 26th Offer. Following deliberation, the Company Board instructed Mr. Tucker and Leerink Partners to inform Party A that Party A’s March 26th Offer was inadequate, but that the Company would remain open to discussions should Party A improve its proposal. At that point, the $4.50 per share value of Party A’s March 26th Offer represented an 80% premium to the Company’s $2.50 closing price per share on April 2, 2025. The Company Board also requested that management and Leerink Partners prepare to conduct a robust market check to assess third-party interest in a strategic transaction with the Company to the extent the Company Board determined to move forward with due diligence with Party A.

On April 3, 2025, Mr. Tucker contacted Party A’s Chief Executive Officer and conveyed the Company Board’s feedback.

On April 9, 2025, Party A’s Chief Executive Officer contacted Mr. Tucker to reiterate Party A’s continued interest in a transaction, noting that additional diligence would be required to determine whether Party A could improve its proposal. Party A’s Chief Executive Officer indicated that Party A reiterated its $4.50 per share offer, which on that date represented a 105% premium to the Company’s $2.19 closing price per share.

On April 10, 2025, the Company Board held a virtual meeting, with representatives of Latham and Leerink Partners in attendance, to discuss the April 9th interaction with Party A. The Company Board authorized management and Leerink Partners to communicate to Party A that the Company would facilitate further due diligence if Party A expressed a willingness to maintain its offer price of $4.50 per share despite the decline in both the Company’s and Party A’s public trading prices since Party A’s March 26th Offer, as such price now represented a 105% premium and an implied exchange ratio approximately 20% higher than on March 26th based on movement in Party A’s stock price. The Company Board also directed management and Leerink Partners to be prepared to commence outreach the following week to additional potential counterparties to assess third-party interest in a strategic transaction with the Company.

On April 12, 2025, Mr. Tucker advised Party A’s Chief Executive Officer that the Company would provide additional diligence access on the basis of the exchange ratio implied by Party A’s current share price and a $4.50 per share valuation, which reflected a 94% premium to the Company’s closing price per share of $2.32 on April 11, 2025. Party A’s Chief Executive Officer agreed to move forward with diligence on that basis.

On April 14, 2025, at the direction of the Company Board, Leerink Partners began outreach to additional potential counterparties to a strategic transaction with the Company. The potential counterparties were selected by the Company in consultation with Leerink Partners based on strategic fit and likelihood of interest. This outreach resulted in interaction with 25 potential counterparties.

Of these 25 additional potential counterparties, 11 parties executed confidentiality agreements, nine of which contained standstill provisions with customary fall-away provisions, including a fall-away provision in connection with the execution or public announcement of a definitive agreement such as the Merger Agreement. Of the 11 parties that executed confidentiality agreements, 10 parties participated in virtual management presentations, and six (including Parent, Party A and another public life sciences company (“Party B”)) received access to the Company’s virtual data room.

On April 16, 2025, Party A hosted an in-person diligence session with the Company’s senior management team, during which each party provided a detailed overview of its respective business operations and commercialization strategies.

Between April 16, 2025 and May 19, 2025, the Company and Party A held multiple diligence calls. On April 28, 2025, the Company and Party A provided each other with access to their respective virtual data rooms. Beginning that day, the Company and Party A exchanged materials in their respective virtual data rooms covering commercial, manufacturing, regulatory and financial topics.

On May 7, 2025, the Company and Parent executed a confidentiality agreement containing a customary standstill provision that would automatically terminate if the Company publicly announced that it had entered into a definitive agreement with any person other than Parent to consummate a transaction involving the acquisition of all or substantially all of the Company’s securities or assets.

Throughout April and May 2025, the Company’s management team conducted presentations for the other nine interested counterparties and, on May 8, 2025, Leerink Partners distributed a process letter to seven interested counterparties requesting submission of non-binding indications of interest by May 28, 2025.

On May 12, 2025, the Company Board held a virtual meeting, with representatives of Latham and Leerink Partners in attendance, to discuss the ongoing strategic process. Leerink Partners provided an update regarding all potential counterparties contacted, including those that had withdrawn, the seven potential counterparties who remained in the process and the levels of engagement with such potential counterparties to date.

On May 15, 2025, the Company’s management team conducted separate virtual presentations with representatives of each of Parent and Party B. Party B had not executed a confidentiality agreement at that time and therefore received a presentation including only publicly available information.

On May 17, 2025, Parent’s President and Chief Executive Officer, Michael Castagna, contacted Mr. Tucker and a representative of Leerink Partners separately to further discuss Parent’s interest in a potential transaction and to request additional due diligence materials.

On May 19, 2025, Party A’s Chief Executive Officer called Mr. Tucker to relay a revised indicative equity valuation range of $240 million to $249 million, corresponding to approximately $4.25 to $4.41 per share, and to inquire whether the Company would be willing to engage on that basis. Party A’s Chief Executive Officer also stated that Party A would not be prepared to offer an equity value exceeding $300 million (approximately $5.35 per share). Mr. Tucker requested that Party A’s Chief Executive Officer submit a written proposal that could be discussed with the Company Board. Party A, however, did not submit a written indication of interest by the May 28, 2025 deadline.

On May 22, 2025, the Company and Party B executed a confidentiality agreement that included a customary standstill provision. The confidentiality agreement provided that the standstill restrictions would automatically terminate if (i) the Company publicly announced a definitive agreement with a third party for the acquisition of all or substantially all of the Company’s assets or for 50% or more of the Company’s voting securities, or (ii) a tender or exchange offer was announced that would result in the acquisition of 50% or more of the Company’s voting securities.

On the May 28, 2025 bid deadline, Party B submitted a written non-binding proposal to acquire the Company for an enterprise value of $300 million, consisting of $150 million in cash and $150 million in Party B’s publicly traded common stock (“Party B’s May 28th Offer”). Party B calculated the per share value of its proposal at approximately $5.31, while the Company calculated a per share value of approximately $5.16, reflecting a 44% premium to the Company’s $3.58 closing price per share on May 28, 2025. The variance in the parties’ respective per share value calculations resulted from Party B’s reliance on publicly available historical capitalization data that did not reflect recently issued shares and outstanding equity awards.

Parent also submitted a written non-binding proposal dated May 28, 2025, which was received by the Company on May 29, 2025. Parent proposed to acquire the Company for up to $5.00 per share in cash, comprised of $4.50 per share payable in cash at the closing of the proposed transaction and up to $0.50 per share payable in cash pursuant to a CVR, with $0.25 per share to be paid upon the Company’s achievement of total net sales of $220 million in any trailing 12-month period prior to December 31, 2027, and $0.25 per share to be paid upon FDA approval of FUROSCIX® ReadyFlow on or prior to December 31, 2026 (“Parent’s May 28th Offer”). The $4.50 upfront portion of Parent’s May 28th Offer represented a premium of approximately 26%, and the aggregate consideration of up to $5.00 per share (inclusive of the maximum potential CVR payments) represented a premium of approximately 40%, to the Company’s $3.58 closing price per share on May 28, 2025.

On May 29, 2025, Leerink Partners reached out to Party A’s financial advisors to inquire about whether Party A intended to submit a written proposal. On June 2, 2025, Party A’s Chief Executive Officer contacted Mr. Tucker to schedule a follow-up call, which the parties scheduled for June 9, 2025.

On June 3, 2025, the Company Board convened virtually, with representatives of Latham and Leerink Partners in attendance, to review the status of the strategic process, including Party B’s May 28th Offer, Parent’s May 28th Offer and the status of ongoing discussions with Party A. Following the meeting, at the direction of the Company Board, Leerink Partners provided the Company Board’s preliminary feedback on proposals to Parent on June 3, 2025 and to Party B on June 4, 2025. Leerink Partners advised both parties that the process was competitive and that each party would need to improve its proposal in the next round of the process.

On June 5, 2025, Leerink Partners and Jefferies LLC (“Jefferies”), Parent’s financial advisor, held a virtual introductory meeting to discuss the process timeline and next steps. Parent and Parent’s outside legal counsel, Cooley LLP (“Cooley”), were also granted access to the virtual data room on such date.

Between June 10, 2025 and July 10, 2025, the Company facilitated diligence sessions with Parent and Party B, including video conferences, written responses to diligence requests and continued access to materials in the Company’s virtual data room.

On June 9, 2025, Mr. Tucker and Party A’s Chief Executive Officer spoke by telephone. Party A’s Chief Executive Officer reiterated tentative interest in an acquisition of the Company at an indicative equity value of $249 million contingent upon additional commercial diligence.

On June 10, 2025, Mr. Tucker contacted Party A’s Chief Executive Officer to provide preliminary feedback on Party A’s conditional indication of interest that the proposal was the least attractive of those received to date from a value perspective, and to schedule a commercial diligence call for June 18, 2025. Management directed Leerink Partners not to send a second-round process letter to Party A until after such diligence call and receipt of a revised proposal from Party A.

On June 11, 2025, at the direction of the Company Board, Leerink Partners distributed second-round process letters to Parent and Party B requesting (i) a markup of the Company’s draft definitive Merger Agreement by July 7, 2025 and (ii) revised indications of interest by July 10, 2025.

On June 12, 2025, Party A’s Chief Executive Officer informed Mr. Tucker that Party A intended to submit its “best and final” proposal, which he indicated would include both cash and stock consideration, following completion of the commercial diligence call, which was held as scheduled on June 18, 2025.

On June 19, 2025, Party A’s Chief Executive Officer delivered a revised non-binding proposal to acquire the Company valued at up to $250 million, comprised of $200 million of upfront consideration, with $50 million in cash and $150 million in Party A’s publicly traded stock, and two milestone payments of up to $25 million each tied to 2027 and 2028 net sales of $275 million and $300 million, respectively (“Party A’s June 19th Offer”). Party A’s June 19th Offer implied an upfront per share value of approximately $3.62 and an aggregate per share value of $4.49 (inclusive of the maximum potential CVR payments), with the upfront portion representing an 8% discount to the Company’s $3.92 closing price per share on June 18, 2025, and the aggregate consideration of up to $4.49 per share (inclusive of the maximum potential CVR payments) representing a premium of approximately 15%. Mr. Tucker engaged in discussions with the chair of the Company Board and another director regarding Party A’s June 19th Offer.

On June 20, 2025, based on previous feedback from the Company Board, Mr. Tucker contacted Party A’s Chief Executive Officer to inform him that Party A’s June 19th Offer was insufficient. The Company then removed Party A’s access to the Company’s virtual data room.

On June 21, 2025, Mr. Castagna and Mr. Tucker held a call, at Mr. Castagna’s request, to discuss commercial, human resources and regulatory diligence topics.

On June 22, 2025, the Company provided each of Parent and Party B with an initial draft of a definitive Merger Agreement.

On June 23, 2025, Party A’s Chief Executive Officer contacted Mr. Tucker and indicated that Party A was continuing to assess the potential to improve its offer. On June 23, 2025, at the request of Mr. Tucker, Leerink Partners distributed the second-round process letter to Party A’s financial advisors and offered to reinstate Party A’s data room access. Party A did not provide a response to this outreach or engage in further communications with the Company until July 8, 2025.

Between June 25, 2025 and June 27, 2025, Mr. Castagna and Mr. Tucker exchanged text messages regarding the FUROSCIX® Auto-Injector and certain registry and clinical trial information in the virtual data room. On June 29, 2025, Mr. Castagna and senior management of the Company convened virtually, at Mr. Castagna’s request, to discuss additional FUROSCIX® commercial diligence items and to review channel inventory metrics.

On July 3, 2025, Mr. Castagna informed Mr. Tucker via text message to expect Parent’s upcoming proposal to reflect minor updates to Parent’s May 28th Offer. Also on July 3, 2025, representatives of Leerink Partners and Jefferies engaged in diligence discussions regarding the Company’s financing arrangements and FUROSCIX® cost of goods.

On July 7, 2025, Cooley transmitted to Latham (i) a markup of the draft definitive Merger Agreement proposing a cash tender offer structure and (ii) a draft form of CVR Agreement. Later that same day, Party B’s financial advisor informed Leerink Partners that Party B had elected not to submit a revised non-binding indication of interest because Party B did not believe it could offer a competitive proposal. The Company then removed Party B’s access to the Company’s virtual data room.

On July 8, 2025, over two weeks after Leerink Partners delivered Party A the second round process letter, Party A’s Chief Executive Officer contacted Mr. Tucker and delivered a non-binding proposal to acquire the Company for the same consideration as was set forth on Party A’s June 19th Offer (up to $250 million, comprised of $200 million of upfront consideration, with $50 million in cash and $150 million in Party A’s publicly traded stock, and the same two $25 million milestone payments tied to future net sales) (“Party A’s July 8th Offer”). Party A’s July 8th Offer represented approximately $3.62 per share in upfront consideration and $4.49 per share in the aggregate, with the upfront portion representing a 9% discount to the Company’s $3.96 closing price per share on July 8, 2025, and the aggregate consideration of up to $4.49 per share (inclusive of the maximum potential CVR payments) representing a premium of approximately 13%. There was no further discussion with Party A regarding a potential transaction following Party A’s July 8th Offer.

On July 10, 2025, the Company Board convened virtually, with representatives of Latham and Leerink Partners in attendance, to review management’s preliminary long-range financial projections, which were prepared at the request of the Company Board, and to discuss the assumptions underlying such projections. Those projections assumed certain price increases for the FUROSCIX® Infusor based on the Company’s continued negotiations with respect to an amendment to its supply agreement with the Device Supplier. Leerink Partners also provided an update regarding status of the Company’s strategic process.

Also on July 10, 2025, Parent submitted a revised non-binding proposal to acquire the Company for consideration of up to $5.50 per share in cash, consisting of $4.50 per share in cash payable upfront at the closing and up to $1.00 per share in cash payable pursuant to a CVR (“Parent’s July 10th Offer”). Parent also delivered a draft debt commitment letter from Blackstone to finance Parent’s proposed transaction. The proposed CVR milestone payments were (i) a milestone payment based on trailing 12-month net sales, with $0.50 per share payable in cash upon the Company’s achievement of $120 million of trailing 12-month net sales prior to December 31, 2026 and (ii) a milestone payment based on FDA approval of the SCP-111 injection system, with $0.50 per share payable in cash upon the achievement of FDA approval of the SCP-111 injection system (the “SCP-111 FDA Approval Condition”) on or prior to December 31, 2026. The upfront portion of Parent’s July 10th Offer implied a 1% premium to the Company’s $4.47 closing price per share on July 10, 2025 (which had increased approximately 10% from a closing price per share of $4.08 on July 9, 2025), and the aggregate consideration of up to $5.50 per share (inclusive of the maximum potential CVR payments) represented a premium of approximately 23% to such July 10th closing price per share. With its proposal, Parent requested a two-week period of exclusivity to negotiate definitive documentation. Representatives of Leerink Partners and Jefferies subsequently discussed Parent’s July 10th Offer.

On July 12, 2025, the Company Board convened, with representatives of Latham and Leerink Partners in attendance, to discuss the Company’s strategic process, including Party A’s July 8th Offer, Party B’s withdrawal from the process and Parent’s July 10th Offer and markup of the draft definitive Merger Agreement. Latham provided an overview of directors’ fiduciary duties under Delaware law, key considerations for the Company Board in evaluating strategic transactions, and a summary of the principal terms of Parent’s proposed Merger Agreement. The Company Board viewed Parent’s July 10th Offer more favorably than Party A’s July 8th Offer based on the value, form of consideration and timeline of Parent’s July 10th Offer, particularly given that Parent indicated it had substantially completed its due diligence and provided a markup of the draft definitive Merger Agreement. The Company Board reviewed and approved management’s long-range financial projections (the “July 2025 Financial Projections”), which were updated from the preliminary set reviewed with the Company Board on July 10th to reflect pricing for the FUROSCIX® Infusor equal to the Company’s most recent proposed counteroffer price to the Device Supplier in their continued supply agreement amendment negotiations. The Company Board also instructed Leerink Partners to prepare a financial analysis utilizing the July 2025 Financial Projections.

On July 13, 2025, Leerink Partners and Jefferies held a call on which Leerink Partners informed Jefferies that the Company was continuing to review Parent’s July 10th Offer with the Company Board and would respond with formal feedback when available.

On July 14, 2025, the Company Board reconvened, with representatives of Latham and Leerink Partners in attendance, to discuss Leerink Partners’ preliminary financial analysis and to further discuss Parent’s July 10th Offer. Following discussion, the Company Board authorized Leerink Partners to communicate to Jefferies a counterproposal of $5.15 per share in cash payable upfront at the closing plus up to $1.00 in cash per share in CVR payments, including (i) a milestone payment of up to $0.50 per share in cash based on trailing 12-month net sales achieved prior to December 31, 2026, with $0.25 payable upon achievement of $105 million of trailing 12-month net sales and up to $0.25 payable based on a ratable scale for achievement of incremental trailing 12-month net sales up to and including $120 million and (ii) a milestone payment of $0.50 per share in cash upon the achievement of the SCP-111 FDA Approval Condition on or prior to December 31, 2026 (the “July 14th Counterproposal”). Leerink Partners conveyed the July 14th Counterproposal to Jefferies that same day.

On July 15, 2025, Jefferies conveyed to Leerink Partners a revised non-binding proposal from Parent of up to $5.75 per share in cash, consisting of $4.75 per share in cash payable upfront at the closing and including the CVR structure outlined in the July 14th Counterproposal (“Parent’s July 15th Offer”), with the upfront portion implying a premium of approximately 8%, and the aggregate consideration of up to $5.75 per share (inclusive of the maximum potential CVR payments) implying a premium of approximately 31%, to the Company’s $4.39 closing price per share on July 15, 2025.

On July 16, 2025, the Company Board held a virtual board meeting, with representatives of Latham and Leerink Partners in attendance, to review Parent’s July 15th Offer. The Company Board directed Leerink Partners to inform Jefferies that the Company would not accept an offer at an upfront cash value of less than $5.00 per share. Later that day, Leerink Partners conveyed this threshold value to Jefferies, and Jefferies sent Leerink Partners follow-up due diligence requests regarding: (i) FUROSCIX® commercial updates and (ii) the status of pricing negotiations with the Device Supplier for the FUROSCIX® Infusor. Later the same evening, Jefferies contacted Leerink Partners with a revised proposal of up to $6.00 per share in cash, consisting of (i) $4.75 per share in cash payable upfront at the closing, (ii) the same net sales milestone payment as proposed in Parent’s July 15th Offer and (iii) a milestone payment of up to $0.75 per share upon the achievement of the SCP-111 FDA Approval Condition on or prior to December 31, 2026, with $0.375 per share paid upon FDA approval and $0.375 per share paid within 12 months of FDA approval (“Parent’s July 16th Offer”). The upfront portion of Parent’s July 16th Offer implied a premium of approximately 5%, and the aggregate consideration of up to $6.00 per share (inclusive of the maximum potential CVR payments) implied a premium of approximately 32%, to the Company’s $4.53 closing price per share on July 16, 2025.

On July 17, 2025, Mr. Castagna contacted Mr. Tucker to discuss possible structures for bridging the valuation gap, including introducing Parent equity securities into the consideration mix.

On July 18, 2025, Jefferies delivered a revised non-binding proposal from Parent valued at up to $6.00 per share, consisting of (i) 5.25 per share upfront, consisting of 4.25 in cash and $1.00 in Parent common stock, each payable at closing and (ii) up to $0.75 per share in CVR milestone payments (“Parent’s July 18th Offer”). The upfront portion of Parent’s July 18th Offer implied a 6% premium to the Company’s $4.94 closing price per share on July 18, 2025, and the aggregate consideration of up to $6.00 per share (inclusive of the maximum potential CVR payments) represented a premium of approximately 21% to such July 18th closing price per share.

On the evening of July 18, 2025, the Company received an e-mail from the Device Supplier with the Device Supplier’s proposed pricing for the FUROSCIX® Infusor, which represented a material increase from the then-existing pricing for the component.

On July 20, 2025, the Company Board held a virtual board meeting, with representatives of Latham and Leerink Partners in attendance, to discuss Parent’s July 18th Offer. The Company Board directed Leerink Partners to convey a counterproposal of up to $6.25 per share consisting of (i) $5.25 per share upfront, consisting of $4.75 per share in cash and $0.50 per share in Parent common stock, each payable at the closing, and (ii) a CVR comprised of (x) a milestone payment of up to $0.50 per share in cash based on the Company’s achievement of net sales prior to and including December 31, 2026, with $0.25 payable upon achievement of

$105 million of trailing 12-month net sales and the remaining up to $0.25 payable based on a ratable scale for achievement of incremental trailing 12-month net sales levels up to and including $120 million and (y) a milestone payment of $0.50 per share in cash upon the Company’s achievement of the SCP-111 FDA Approval Condition on or prior to December 31, 2026 (the “July 20th Counterproposal”).

Following the Company Board meeting, Leerink Partners conveyed the July 20th Counterproposal to Jefferies.

Separately on July 20, 2025, the Company and Parent management teams also held discussions concerning the ongoing pricing negotiations with the Device Supplier for the FUROSCIX® Infusor.

On July 21, 2025, Jefferies advised Leerink Partners that, in light of the Device Supplier’s increased pricing for the FUROSCIX® Infusor, Parent would be unable to maintain a $5.25 per share upfront valuation and would not submit a further revised proposal at that time. No additional discussions occurred between the executives of Parent and the Company or their respective advisors until August 12, 2025.

Between July 21 and August 12, 2025, the Company’s stock price declined approximately 20%, from a high close of $5.84 per share on July 24, 2025, to a low close of $4.66 per share on August 11, 2025. During this time period, the Company Board and management monitored market conditions, the Company’s cash needs and the progress of pricing negotiations with the Device Supplier for the FUROSCIX® Infusor.

On August 6, 2025, Parent executed a $500 million credit agreement with Blackstone, drawing $75 million at signing and securing $125 million in committed delayed-draw term loan capacity and up to $300 million of uncommitted delayed-draw term loan capacity.

On August 12, 2025, Mr. Castagna contacted Mr. Tucker to re-open transaction discussions and requested updates on FUROSCIX®’s commercial outlook and on the status of the FUROSCIX® Infusor pricing negotiations between the Company and the Device Supplier. Mr. Tucker advised Mr. Castagna that there was an in-person negotiation with the Device Supplier planned for August 13, 2025, and the parties agreed to reconvene following that meeting.

On August 13, 2025, the Company and the Device Supplier reached an agreement on pricing for the FUROSCIX® Infusor.

On August 15, 2025, Mr. Castagna and Mr. Tucker spoke as a follow-up to the August 12th discussion, and Mr. Tucker provided Mr. Castagna with the update on the resolution of pricing negotiations with the Device Supplier. Mr. Castagna called Mr. Tucker later that day with a revised proposal (“Parent’s August 15th Offer”) consisting of (i) $5.25 per share in cash payable upfront at the closing and (ii) a CVR comprised of (x) a milestone payment of either $0.75 per share in cash if the SCP-111 FDA Approval Condition is achieved prior to September 30, 2026 or $0.50 per share in cash if the SCP-111 FDA Approval Condition is achieved between October 1, 2026 and December 31, 2026, and (y) a milestone payment of up to $0.25 per share in cash based on net sales prior to and including December 31, 2026 (conveyed to the Company Board as comprising $0.125 achievable upon reaching $110 million of trailing 12-month net sales and up to an additional $0.125 payable ratably for achievement of incremental trailing 12-month net sales levels up to and including $120 million). The upfront portion of Parent’s August 15th Offer implied an approximately 14% premium, and the aggregate consideration of up to $6.25 per share (inclusive of the maximum potential CVR payments) implying a premium of approximately 36%, to the Company’s closing price per share of $4.60 on August 15, 2025.

On August 16, 2025, the Company Board convened virtually to discuss Parent’s August 15th Offer. The Company Board authorized Mr. Tucker to contact Mr. Castagna with a counterproposal (the “August 16th Counterproposal”) of $5.50 per share in cash payable upfront at the closing and the CVR proposed in Parent’s August 15th Offer. After the Company Board meeting, Mr. Tucker spoke to Mr. Castagna and conveyed the August 16th Counterproposal. Mr. Castagna replied to Mr. Tucker later that day indicating that Parent would not be able to increase the upfront consideration to $5.50 per share in cash. That evening, Latham sent a markup of the Merger Agreement to Cooley. Among other provisions, Latham’s markup proposed a termination fee of 2.25% of the equity value of the Company, to be payable by the Company under certain circumstances, and proposed provisions requiring Parent to agree to certain remedies to obtain regulatory clearance for the transaction.

On August 16, 2025, Company management updated the July 2025 Financial Projections (as updated, the “August 2025 Financial Projections”) to reflect the agreed upon pricing with the Device Supplier for the FUROSCIX® Infusor. The August 2025 Financial Projections were shared with Leerink Partners and with the Company Board on August 16, 2025.

On August 17, 2025, the Company Board convened virtually, with representatives of Latham and Leerink Partners in attendance, to discuss Parent’s August 15th Offer, and following discussion, the Company Board instructed Mr. Tucker to counter propose $5.35 per share in cash payable upfront at the closing and to extend the outside date under the CVR for the SCP-111 FDA Approval Condition to June 30, 2027 (the “August 17th Counterproposal”). Later that day, Mr. Tucker contacted Mr. Castagna to make the August 17th Counterproposal. Mr. Castagna accepted the proposal of $5.35 per share in cash upfront. With respect to the milestone payment for achievement of the SCP-111 FDA Approval Condition, Mr. Castagna proposed, in addition to the milestone payments proposed in Parent’s August 15th Offer, a $0.25 milestone payment if SCP-111 FDA approval is received between January 1, 2027 and June 30, 2027. Mr. Tucker and Mr. Castagna also discussed the Company stockholders that would be signing Tender and Support Agreements. Later that day, Mr. Castagna sent Mr. Tucker an email confirming Parent’s final proposal of (i) $5.35 per share in cash payable upfront at the closing, and (ii) a CVR comprised of (x) milestone payments upon achievement of the SCP-111 FDA Approval Condition of (1) $0.75 per share in cash if FDA approval is received on or prior to September 30, 2026, (2) $0.50 per share in cash if FDA approval is received between October 1, 2026 and December 31, 2026 or (3) $0.25 per share in cash if FDA approval is received between January 1, 2027 and June 30, 2027, and (y) a milestone payment of up to $0.25 per share in cash based on net sales prior to and including December 31, 2026, with $0.10 payable upon achievement of $110 million of trailing 12-month net sales and the remaining up to $0.15 payable ratably for achievement of incremental trailing 12-month net sales levels up to and including $120 million. The upfront portion of the agreed terms represented a premium of approximately 20% to the August 20th closing price per share of $4.45. The implied premium of the agreed aggregate consideration of up to $6.35 per share ($5.35 per share in cash payable upfront at the closing and up to $1.00 per share in CVR milestone payments) implied an approximately 43% premium to the Company’s August 20th closing price per share.

Later on August 17, 2025, (i) Latham sent Cooley a revised draft of the CVR Agreement reflecting the agreed milestone terms and proposing that the CVR milestones be accelerated upon a change of control of Parent or a sale of the SCP-111 injection system by Parent to a third party, and (ii) Cooley sent Latham a draft of the Tender and Support Agreement.

On August 18, 2025, Cooley sent markups of the Merger Agreement and CVR Agreement to Latham. Cooley’s markup of the Merger Agreement proposed a termination fee payable by the Company under certain circumstances of 3.25% of the equity value of the Company, and Cooley’s markup of the CVR Agreement proposed that acceleration of the CVR milestones be applicable only to a transfer of the SCP-111 injection system to a third party and that such acceleration provide for payments of $0.10 for the net sales CVR and $0.25 for the SCP-111 FDA Approval CVR. Parent requested Tender and Support Agreements from Mr. Tucker, OrbiMed Genesis Master Fund, L.P. (“OrbiMed Genesis”) and OrbiMed Private Investments VI (“OrbiMed Private”, and together with OrbiMed Genesis, “OrbiMed”), who then collectively owned approximately 15% of the Company’s common stock. Later that day, Latham sent the initial draft of the Company’s Disclosure Letter to Cooley.

Between August 18, 2025 and August 24, 2025, Latham and Cooley negotiated the terms of the Merger Agreement, the CVR Agreement and the form of Tender and Support Agreement. Among the key terms that were negotiated were the amount of the termination fee payable by the Company and the circumstances in which such termination fee would be payable, the Company’s interim operating covenants, the restrictions on the Company’s ability to solicit alternative proposals, the exceptions to the Company Material Adverse Effect definition in the Merger Agreement, the parties’ obligations with respect to obtaining antitrust clearances, the treatment of the Company’s stock options with strike prices between $5.35 and $6.35, the obligations of Parent with respect to the achievement of the CVR milestones, the amount of the CVR payments due upon a transfer of the SCP-111 injection system to a third party and provisions relating to Parent’s financing of the transaction. The Company Board and its advisors were kept apprised of all material developments in negotiations between August 18 and signing, including the finalization of the Merger Agreement terms and the potential pursuit of Tender and Support Agreements from OrbiMed and Mr. Tucker.

On August 19, 2025, Mr. Castagna informed Mr. Tucker that memorializing the agreement between the Company and the Device Supplier with respect to the pricing of the FUROSCIX® Infusor would be a condition precedent to signing the Merger Agreement. Also on August 19, 2025, Latham provided OrbiMed with an initial draft of the form of Tender and Support Agreement.

On August 20, 2025, the Company and the Device Supplier executed an amendment to their supply agreement (the “Supply Agreement Amendment”). The Supply Agreement Amendment provides for, among other things, a term that will continue in effect until December 31, 2027 and does not automatically extend or automatically renew.

On August 24, 2025, following extensive negotiations between the parties, representatives of Latham and representatives of Cooley, with the direction and approval of management of the Company and Parent, agreed upon the final terms of the Merger Agreement, the CVR Agreement and the Tender and Support Agreement. Among other terms, the parties agreed that the termination fee payable by the Company under certain circumstances would be 3.125% of the upfront transaction equity value, that the Company’s stock options with strike prices above $5.35 would be canceled for no consideration, and that the CVR payments payable upon a transfer of the SCP-111 injection system to a third party would be at specified amounts within a range of minimum and maximum CVR payouts.

Later on August 24, 2025, the Company Board, with members of Company management and representatives of each of Leerink Partners and Latham present, met and discussed the terms of the Merger Agreement, which reflects Parent’s offer to acquire the Company for the Offer Price, and revisited the fiduciary duties of the members of the Company Board with respect to the transaction. The Company Board reviewed, among other things, the scope of the market check and negotiation history, the premiums to the Company’s unaffected trading price at relevant points in time, the certainty and timing of consideration, the risks of continuing as a standalone company, and the potential upside and risk-adjusted value associated with the CVR structure. As of August 24, 2025, the agreed terms—$5.35 per share in cash payable upfront at the closing plus up to $1.00 per share in potential CVR payments—represented an upfront premium of approximately 10% to the Company’s August 22nd closing price per share of $4.85 and an aggregate premium of approximately 31% to such August 22nd closing price per share. Following discussion with management and the Company’s advisors, the Company Board approved the August 2025 Financial Projections, including for use by Leerink Partners in its financial analysis of the proposed financial terms of the Transactions. See “Certain Unaudited Prospective Financial Information.”

At the August 24th Company Board meeting, representatives of Leerink Partners presented to the Company Board Leerink Partners’ analysis of the proposed financial terms of the Transactions, following which Leerink Partners rendered to the Company Board an oral opinion, subsequently confirmed by delivery of a written opinion dated August 24, 2025, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Offer Price proposed to be paid to the holders of shares of Company common stock (other than Cancelled Shares and Dissenting Company Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. See “Opinion of Leerink Partners LLC.” In rendering its opinion, Leerink Partners relied, with the Company’s consent, on the August 2025 Financial Projections and information furnished

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to Leerink Partners by the Company’s management regarding the anticipated probability and timing of achievement of the CVR milestones. The Company’s management also informed the Company Board that, based upon, among other things, their views of the Company’s prospects on a standalone basis, their consideration of all the strategic alternatives available to the Company and the information and advice provided by Leerink Partners and Latham, it was Company management’s recommendation that the Company Board approve the Transactions as proposed by Parent upon the terms negotiated by the parties and as set forth in the Merger Agreement and ancillary documents thereto. The Company Board then discussed the various reasons to approve the Transaction and certain other considerations. The Company Board was also aware of, and considered, the compensation and benefits that would become payable to the Company’s executive officers in connection with the Transaction, including change-in-control and severance benefits, and determined that such arrangements were customary for transactions of this type and did not affect the Company Board’s judgment.

Following that discussion, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions are advisable and fair to, and in the best interest of, the Company and the Company’s stockholders, (ii) agreed that the Merger shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, and approved the CVR Agreement and the transactions contemplated thereby, and (iv) resolved to recommend that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

On the evening of August 24, 2025, the parties finalized the Merger Agreement, the Tender and Support Agreements, the Company’s Disclosure Letter and the form of CVR Agreement. Each of the Company, Merger Sub and Parent executed and delivered the Merger Agreement (which included as exhibits the forms of CVR Agreement and Tender and Support Agreement). Mr. Tucker, OrbiMed Genesis, and OrbiMed Private each executed and delivered Tender and Support Agreements with Parent and Purchaser.

On August 25, 2025, before the opening of the markets in the United States, the Company and Parent issued a joint press release announcing the execution and delivery of the Merger Agreement.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Company Board consulted with the Company’s senior management and the Company’s financial advisor, Leerink Partners, and considered and analyzed a wide and complex range of reasons as discussed below. The Company Board also consulted with Latham regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms and conditions of the Merger Agreement, CVR Agreement and related agreements. Based on these consultations, considerations and analyses, including the reasons discussed below, the Company Board unanimously concluded that entering into the Merger Agreement with Parent and Purchaser would yield the highest value reasonably available to the Company’s stockholders and would be advisable, fair to, and in the best interests of, the Company and the holders of Shares.

The Company Board believed that the following material reasons and benefits supported its unanimous determinations and recommendation:

•

Highest Value Reasonably Obtainable. The Company Board believed that the Offer Price of $5.35 and one CVR per Share representing the right to receive up to $1.00 per CVR upon the achievement of the specified milestones was the highest value reasonably obtainable for the Company’s stockholders, based on the progress and outcome of the Company’s negotiations with Parent, a number of changes in the terms and conditions of the Merger Agreement that were favorable to the Company relative to the version initially proposed by Parent, and the fact that a number of other strategic parties that had been contacted with respect to the acquisition of the Company had not expressed the desire or ability to participate in the strategic process at that time or had not submitted a proposal at a higher valuation or that would reasonably be expected to result in greater value to the Company’s stockholders than the Offer Price. The Company Board believed, based on the Company’s negotiations with Parent and the advice of management and its advisors, that the Offer Price was the highest amount of consideration per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms on significant points to the Company to which Parent was willing to agree. The Company Board determined that the Offer Price offered more value to the Company’s stockholders as compared to the alternatives reasonably available to the Company, including remaining a standalone company.

•

Potential Strategic Alternatives. The Company Board considered the processes run by the Company, including (i) considering whether to raise capital in order to allow the Company to continue to operate as an independent public company and (ii) seeking potential acquirers through an extensive outreach process undertaken with the assistance of Leerink Partners. For more information on the strategic process, see the section of this Schedule 14D-9 captioned “Background of the Offer and the Merger.” In consultation with its financial and legal advisors, the Company Board determined that near term financing alternatives were unattractive, no parties were identified who were deemed likely to provide the needed capital on acceptable terms and only two (2) other bidders emerged with preliminary, non-binding offers to acquire the Company, which offers were significantly less attractive to the Company’s stockholders than the Offer Price, given they would have provided less value per share to the Company’s stockholders than the Offer Price on the terms proposed by Parent.

•

Certainty of Cash Upfront Value. The Company Board considered that a significant portion of the Offer Price to be received by the Company’s stockholders in the Offer and the Merger will be upfront cash, which will provide immediate liquidity and greater certainty of value to the Company’s stockholders as compared to the various risks that the Company would face by remaining an independent company and pursuing its current business and financial plans or accepting any of the acquisition proposals received offering solely stock consideration (even taking into account any synergy), and the Company Board believed that this certainty of value was compelling compared to the uncertain long-term value creation potential of the Company’s business or the uncertain value of holding stock in the combined business created through an all-stock acquisition of the Company (even taking into account any synergy).

•

Opportunity to Realize Additional Value through the CVR with Parent. The Company Board considered the fact that, in addition to the Cash Amount, the Company’s stockholders will have an opportunity to realize additional value through potential additional cash payments of up to $1.00 pursuant to the CVR if the milestones set forth in the CVR Agreement are achieved within the time periods described therein. The Company Board considered that Parent and its affiliates (i) are obligated to use commercially reasonable efforts to achieve the milestones until the applicable milestone outside dates set forth in the CVR Agreement, (ii) have extensive experience in obtaining approval from the U.S. Food and Drug Administration, particularly as such experience relates to the potential achievement of the regulatory approval milestone set forth in the CVR Agreement and (iii) have extensive experience in biopharmaceutical product sales, particularly as such experience relates to the potential achievement of the net sales milestone.

•

Risks Relating to Remaining an Independent Public Company. The Company Board considered the Company’s prospects and risks if the Company were to remain an independent public company. The Company Board believed, taking into account the Company’s current business, stage of development, regulatory risks, significant increases in costs of goods based on its new terms with the Device Supplier, potential impact of tariffs, financial condition and cash needs, that the Company would need to successfully execute one or more financing transactions in the second half of 2025. The Company Board also considered the risk that equity or debt capital may not be available on acceptable terms, if at all, and considered the uncertain cost of that capital and the substantial dilution that could result to the Company’s existing stockholders from any equity financing.

•

Speed and Likelihood of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger governed by Section 251(h) of the DGCL (which would not require additional stockholder approval) to enable consummation of the Merger as promptly as practicable following the consummation of the Offer. The Company also considered the fact that stockholders who do not tender their Shares in the Offer or validly exercise appraisal rights would receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board considered the likelihood of obtaining required regulatory approvals and satisfying the limited other conditions to Parent’s obligations to consummate the Offer and the Merger. The Company Board also considered how the potential for closing within a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty inherent in the pendency of the transaction and related disruption.

•

Business Reputation of Parent. The Company Board considered the business reputation, management and financial resources of Parent, including Parent’s committed financing with respect to the transaction. The Company Board believed that these reasons supported the conclusion that a transaction with Parent could be completed relatively quickly and in an orderly manner.

•

Certain Net Revenue Projections. The Company Board considered certain net sales projections for the Company prepared by the Company’s management as set forth in the August 2025 Financial Projections, which reflected certain assumptions of the Company’s management, for the purpose of evaluating the achievability of the net sales milestone under the CVR Agreement, and which further supported the Company Board’s conclusion that the consummation of the Transactions, including the Offer and the Merger, represented the highest value reasonably available to the Company’s stockholders. For further discussion, see the section of this Schedule 14D-9 captioned “Certain Unaudited Prospective Financial Information.”

•

Regulatory Milestone. The Company Board considered management’s analysis of the likelihood of achieving Regulatory Approval (as defined in the CVR Agreement) of an Injection Product (as defined in the CVR Agreement) for the purpose of evaluating the achievability of the regulatory milestone under the CVR Agreement compared with standalone August 2025 Financial Projections, which further supported the conclusion that the consummation of the Transactions, including the Offer and the Merger, represented the highest value reasonably available to the Company’s stockholders.

•

Opinion of Leerink Partners. The Company Board considered the opinion of Leerink Partners rendered to the Company Board on August 24, 2025, which was subsequently confirmed by delivery of a written opinion dated such date, that, as of such date and based upon and subject to the various assumptions made, and qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Offer Price proposed to be paid to the holders of Shares (other than as specified in such written opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “Opinion of Leerink Partners LLC”. The full text of the written opinion of Leerink Partners, dated August 24, 2025, has been included in Annex I hereto and is incorporated herein by reference.

•	The Merger Agreement. For the reasons noted below, the Company Board believed that the provisions of the Merger Agreement were favorable to the Company and its stockholders. In particular:

•

Change in Recommendation/Termination Right. In the event the Company receives a bona fide written Alternative Proposal (as defined in the Merger Agreement) from a third party that the Company Board determines in good faith (after consultation with its financial advisors and outside legal counsel) constitutes a Superior Proposal (as defined in the Merger Agreement), the Company Board may, subject to certain restrictions, withdraw or change its recommendation that the Company’s stockholders tender their Shares into the Offer, or terminate the Merger Agreement, if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties to the Company’s stockholders under applicable law. The Company Board may also withdraw or change its recommendation that the Company’s stockholders tender their Shares into the Offer in response to certain intervening events if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties to the Company’s stockholders under applicable law. In order for the Company Board to change its recommendation or terminate the Merger Agreement, the Company Board must first provide Parent with notice and a right, and to negotiate in good faith with Parent, to propose revisions to the Merger Agreement so that such change in recommendation or termination is no longer necessary pursuant to the Company Board’s fiduciary duties to the Company’s stockholders under applicable law, as more fully described in the Merger Agreement. In order for the Company Board to terminate the Merger Agreement to enter into an agreement with respect to a Superior Proposal, it must concurrently pay Parent a termination fee of $9.48 million, and the Company must also pay such fee if Parent terminates the Merger Agreement in response to a change in the recommendation of the Company Board. The Company Board concluded that such provisions were adequate to allow it to consider an alternative offer in a manner consistent with its fiduciary obligations to the Company and its stockholders.

•

Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Purchaser is required to extend the Offer at the request of the Company beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived as of such date.

•

Outside Date. The Company Board considered the fact that the outside date of December 23, 2025 under the Merger Agreement is expected to allow for sufficient time to consummate the transactions contemplated by the Merger Agreement, and that that outside date may be extended to May 25, 2026 if necessary to obtain regulatory approval.

•

Company Termination Fee. The Company Board believed that the $9.48 million termination fee payable by the Company to Parent if the Merger Agreement is terminated under certain circumstances, and the circumstances under which such termination fee would be payable, in each case, as provided in the Merger Agreement, was reasonable and would not unreasonably deter competing bids.

•

Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the limited nature of the conditions to Parent’s obligations to accept for payment and pay the Offer Price as consideration for Shares validly tendered pursuant to the Offer and to complete the Merger under the Merger Agreement, including the absence of any financing condition in the Merger Agreement. The Company Board also considered the fact that the parties have agreed to use their respective reasonable best efforts to take all actions necessary, proper or advisable to cause the conditions to the consummation of the transactions contemplated by the Merger Agreement to be satisfied as promptly as practicable (and in any event no later than the outside date) and to consummate and make effective, in the most expeditious manner practicable, the Offer and the Merger.

•

Antitrust Obligations. The Company Board considered that the parties must each use reasonable best efforts to cause the expiration or termination of the applicable waiting periods under any applicable antitrust laws as promptly as practicable, subject to certain exceptions, and that Parent is not permitted to agree to or consummate any transaction if doing so would impose any material delay in the expiration or termination of any applicable waiting period pursuant to the HSR Act or other applicable antitrust laws, reasonably be expected to materially increase the risk of not obtaining any approvals and expiration of waiting periods pursuant to the HSR Act or other Antitrust Laws, or impede the closing and/or consummation of the Transactions.

•

Enforcement. The Company Board considered the Company’s ability to obtain specific enforcement of Parent’s obligations under the Merger Agreement, thereby ensuring that the Company has an appropriate remedy in the event Parent fails to close when required pursuant to the Merger Agreement.

•

Material Adverse Effect. The Company Board considered the provision in the Merger Agreement that various changes, occurrences, effects, events, circumstances or developments related to the Company or its business are specifically excluded from the determination of whether a material adverse effect has occurred that otherwise would permit Parent to elect not to consummate the Offer.

•

Appraisal Rights. The Company Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

•

Tender Agreements. The Company Board considered the fact that the Principal Stockholders that held, in the aggregate, approximately 11.5% of the voting power of the outstanding Shares as of August 24, 2025, entered into Tender Agreements obligating each of them during the term of such agreement, among other things, to tender their Shares in the Offer and, subject to certain exceptions as described in more detail in the section of this Schedule 14D-9 captioned “Tender and Support Agreements,” not to transfer any of the Shares that are subject to the Tender Agreements.

The Company Board also considered a variety of uncertainties and risks and other potentially negative reasons in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

•

Stockholder Participation in Future Growth or Earnings Limited to the CVR. The nature of the Offer, the Merger and the Offer Price means that the stockholders will not participate in future earnings or growth of the Company other than any payment in respect of the CVR, and will not benefit from any other appreciation in value of the Surviving Company.

•

Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work and diverted attention and resources to the consummation of the Offer and the Merger during the pendency of the Offer and the Merger, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing relationships with business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

•

Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement, whereby the Company has agreed that it will carry on its business in all material respects in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may delay or prevent the Company from undertaking business opportunities that may arise prior to the consummation of the Merger or taking any other action that the Company would otherwise take with respect to the Company’s operations absent the pending Merger and may have an adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

•

Non-Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative proposals, and requires the Company to pay to Parent a $9.48 million termination fee in certain circumstances as described above, as well as in certain circumstances in which the Merger Agreement is terminated when an Alternative Proposal (i) is publicly proposed or publicly disclosed or (ii) is made to the Company Board prior to and not publicly and unconditionally withdrawn at the Outside Date or date of termination, as applicable, and (a) the Company consummates an Alternative Proposal within twelve months after termination or (b) enters into an agreement with respect to such alternative proposal that is later consummated within twelve months after termination.

•

Risks That the Milestone Payments Under the CVR Might Not Be Paid. Although there is an obligation for Parent and its affiliates to use commercially reasonable efforts to achieve the milestones specified in the CVR Agreement, the Company Board considered that it is possible that such milestones might not be achieved at all prior to the applicable milestone’s outside date, which will occur on June 30, 2027 with respect to the regulatory milestone and will occur on December 31, 2026 with respect to the net sales milestone, such that no payment would be made with respect to the CVR.

•

Effects of Transaction Announcement. The effect of the public announcement of the Merger Agreement, including the potential impacts on the Company’s ongoing business relationships and the Company’s ability to attract and retain key management and sales and research and development personnel during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Transactions.

•

Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent may not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger, or that governmental authorities could be facing unforeseen delays or attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions, which may cause one or more of the Offer conditions not to be satisfied prior to the outside date.

•

Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger will generally be taxable to the Company’s stockholders for U.S. federal income tax purposes.

•

Other Interests. The possibility that the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders. For more information on such interests, see the section of this Schedule 14D-9 captioned “Arrangements with Current Executive Officers and Directors of the Company.”

•	Other Risks. Other risks of the type and nature as further described below under “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

The foregoing discussion of the information and reasons considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement, the CVR Agreement and the Transactions. In view of the wide variety of reasons considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified reasons considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different reasons or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the reasons considered. Instead, the Company Board conducted an overall analysis of the reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Certain Unaudited Prospective Financial Information

The Company does not, as a matter of course, publicly disclose internal projections of its future financial performance, revenue, earnings or other results due to, among other reasons, the unpredictability and uncertainty of the underlying assumptions and estimates. In connection with discussions regarding the proposed Offer and Merger, in July 2025, Company management prepared certain unaudited prospective financial information (the “July 2025 Financial Projections”) based on the Company’s proposed amendment to the supply agreement with the Device Supplier, which were provided to the Company Board in July 2025. In August 2025, Company management made certain revisions to reflect the actual terms of the amendment to the supply agreement with the Device Supplier entered into on August 20, 2025 (the “August 2025 Financial Projections” and, together with the July 2025 Financial Projections, the “Financial Projections”). The August 2025 Financial Projections were provided to the Company Board in connection with its evaluation of the Offer and the Merger, and were approved by the Company Board for use by Leerink Partners in its financial analyses underlying Leerink Partners’ opinion described under the heading “—Opinion of Leerink Partners LLC.” The Financial Projections reflect a risk-adjusted outlook and were based on certain assumptions about the future financial performance of the Company’s infuser and injector / self dose products, including pricing, fulfillment rate, market share, competition, operating expenses and other relevant factors.

The Financial Projections were not prepared with a view toward compliance with published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Financial Projections included in this document have been prepared by, and are the responsibility of, Company management. The Company’s independent registered public accounting firm, RSM US LLP (“RSM”), has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the Financial Projections and, accordingly, RSM does not express an opinion or any other form of assurance with respect to the Financial Projections or their achievability.

To give the Company’s stockholders access to certain nonpublic information that was available to the Company Board at the time of the Company Board’s evaluation of the transactions contemplated by the Merger Agreement and CVR Agreement, we have included the Financial Projections below. The Financial Projections were developed by Company management assuming continued standalone operation with sufficient capital to operate on a standalone basis in accordance with its business plan, and did not give effect to any changes or expenses as a result of the transactions contemplated by the Merger Agreement and CVR Agreement. The Financial Projections were reasonably prepared by Company management on bases reflecting the best currently available estimates and judgments of Company management as to the matters covered thereby. The Financial Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles (“GAAP”). The Financial Projections include non-GAAP financial measures, including the estimates of earnings before interest expenses and taxes (“EBIT”) and unlevered free cash flow. Company management included such measures in the Financial Projections because it believed that such measures may be useful in evaluating, on a prospective basis, the potential operating performance and cash flow of the Company. These non-GAAP measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the Financial Projections may not be comparable to similarly titled amounts used by other companies or persons. The SEC rules, which otherwise would require a reconciliation of a non-GAAP measure to a GAAP measure, do not apply to non-GAAP measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed transaction if the disclosure is included in a document such as this Schedule 14D-9. Accordingly, the Company has not provided any such reconciliations.

The inclusion of the Financial Projections in this Schedule 14D-9 should not be regarded as an indication that the Company Board, the Company, Leerink Partners, Parent, Purchaser, any of their affiliates or any director, officer, or employee of the foregoing, or any other recipient of this information considered, or now considers, the Financial Projections to be a reliable prediction of future results or any actual future events. None of the Company, Leerink Partners, Parent, Purchaser, any of their respective affiliates, or any director, officer, or employee of the foregoing intends to, and each of them disclaims any obligations to, update, revise or correct the Financial Projections if they are or become inaccurate (in the long term or the short term), except as may be required by applicable laws.

The Company’s actual future financial results may differ materially from those expressed or implied in the Financial Projections due to numerous factors, including many that are beyond our ability to control or predict. We cannot assure you that any of the Financial Projections will be realized or that the Company’s future financial results will not materially vary from the Financial Projections. Furthermore, while presented with numerical specificity, the Financial Projections necessarily are based on numerous assumptions, many of which are beyond our control and are difficult to predict, including general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, such as future business initiatives and changes to our business model for which we have no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Financial Projections do not take into account any circumstances or events occurring after the date they were prepared, including the August 25, 2025 announcement of the transactions contemplated by the Merger Agreement and the CVR Agreement or subsequent integration planning activities, and have not been updated since their respective dates of preparation. In addition, the Financial Projections do not take into account any adverse effects that may arise out of the termination of the transactions contemplated by the Merger Agreement and the CVR Agreement, and should not be viewed as accurate or continuing in that context.

The Financial Projections were prepared in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the Financial Projections have not been updated to reflect changes in such conditions, revised prospects for our business or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Financial Projections were prepared. The Financial Projections cover many years, and such information by its nature becomes less reliable with each successive year. The Financial Projections should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

The inclusion of the Financial Projections below should not be deemed an admission or representation by the Company, Leerink Partners, Parent, Purchaser or any of their respective affiliates or advisors with respect to such Financial Projections or that the Financial Projections included are viewed by the Company, Leerink Partners, Parent, Purchaser or any of their respective affiliates or advisors as material information regarding the Company. The Company views any utility of the Financial Projections as limited by the inherent risks and uncertainties associated with such Financial Projections.

The information from the Financial Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Financial Projections, stockholders are cautioned not to place undue, if any, reliance on the Financial Projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

The following table sets forth the August 2025 Financial Projections provided to the Company Board in connection with its evaluation of the Offer and the Merger, and were approved by the Company Board for use by Leerink Partners in its financial analyses underlying Leerink Partners’ opinion.

		Fiscal Year
	Q4 2025	2025	2026	2027	2028	2029	2030	2031	2032	2033
	($ in millions)
Total Net Revenue	$26	$74	$116	$201	$267	$318	$372	$427	$476	$499
Gross Profit	$19	$53	$77	$151	$226	$277	$323	$369	$409	$426
EBIT(1)	($5)	($51)	($52)	$5	$54	$88	$97	$121	$139	$148
Net Income		($55)	($58)	($1)	$47	$83	$98	$124	$146	$145
Unlevered Free Cash Flow(2)	($9)		($67)	($22)	$15	$41	$56	$82	$97	$107

	Fiscal Year
	2034	2035	2036	2037	2038	2039	2040	2041	2042
	($ in millions)
Total Net Revenue	$516	$521	$523	$523	$521	$516	$69	$45	$45
Gross Profit	$438	$445	$451	$455	$457	$457	$54	$32	$32
EBIT(1)	$151	$151	$148	$144	$138	$129	($2)	$4	$3
Net Income	$131	$134	$136	$137	$136	$133	$35	$41	$42
Unlevered Free Cash Flow(2)	$111	$112	$111	$108	$104	$98	$65	$6	$2

(1)	EBIT is a non-GAAP financial measure defined as earnings before interest expense and tax expense.
(2)

Unlevered free cash flow is a non-GAAP financial measure calculated as EBIT, less tax expense, plus depreciation and amortization, less capital expenditures, plus or minus changes in net working capital, less Perceptive royalty obligations.

The August 2025 Financial Projections were based on numerous variables and assumptions, including the following key assumptions:

•	85% probability of success of approval for the injector / self dose device

•	Injector / self dose device loss of exclusivity (LOE) in 2040 and no generic competition to the infused product post-LOE in 2034

•

Market share for primary inpatient and outpatient heart failure of 6% in 2025, increasing to 26% in 2032; market share for secondary inpatient heart failure of 3% in 2025, increasing to 10% in 2032; market share for chronic kidney disease of 2% in 2025, increasing to 26% in 2034

•	Fulfillment rate of 50% in 2025 and 2026 and 53% thereafter

•	The Device Supplier’s COGs per unit based on the final terms of the amendment to the supply agreement with the Device Supplier entered into on August 20, 2025

•	Blended tax rate of 25.0%, depreciation and amortization and capital expenditures of 0.5% of net revenue and change in net working capital of 15.0% of the annual change in net revenue

•	Gross to net deductions for the infused product eroding by 2% annually with a floor of 50%, and for the injector / self dose device eroding by 2% annually with no floor

•	Research and development costs of $17 million in 2025 and $100 million from 2026-2032; 3% annual growth thereafter

•	Sales, general and administrative costs of $24 million in 2025 and $235 million from 2026-2032; 3% annual growth thereafter

•	Commercial costs of $59 million in 2025 and $930 million from 2026-2032; 3% annual growth thereafter

•	Non-cash compensation forecasted as 5% of annual total net revenue

The differences in the key assumptions in the July 2025 Financial Projections and the August 2025 Financial Projections are; (i) the July 2025 Financial Projections assumed the Device Supplier’s COGs per unit based on the Company’s proposed amendment to the supply agreement with the Device Supplier, and the August 2025 Financial Projections assumed the final terms of the amendment with the Device Supplier, and (ii) in the August 2025 Financial Projections, management made additional assumptions about price changes for the years after the December 31, 2027 expiration date of the amended supply agreement with the Device Supplier.

The following table sets forth the July 2025 Financial Projections for informational purposes only. The July 2025 Financial Projections were not relied upon by Leerink Partners in its financial analyses underlying Leerink Partners’ opinion.

	Fiscal Year
	2025	2026	2027	2028	2029	2030	2031	2032	2033
	($ in millions)
Total Net Revenue	$74	$116	$201	$267	$318	$372	$427	$476	$499
Gross Profit	$53	$79	$153	$228	$277	$322	$368	$408	$424
EBIT(1)	($51)	($49)	$7	$56	$88	$96	$120	$138	$146
Net Income	($55)	($55)	$1	$48	$83	$97	$123	$145	$143

	Fiscal Year
	2034	2035	2036	2037	2038	2039	2040	2041	2042
	($ in millions)
Total Net Revenue	$516	$521	$523	$523	$521	$516	$69	$45	$45
Gross Profit	$436	$444	$450	$454	$457	$457	$54	$32	$31
EBIT(1)	$150	$149	$147	$143	$137	$129	($3)	$3	$3
Net Income	$130	$133	$135	$136	$135	$133	$35	$40	$41

(1)	EBIT is a non-GAAP financial measure defined as earnings before interest expense and tax expense.

The Financial Projections in this section do not give effect to the Offer and the Merger, or the plans of MannKind for the Company after the Offer and the Merger, nor do they take into account the effect of any failure of the Offer and the Merger to occur. Actual results may differ materially from those contained in the Financial Projections. For all the reasons discussed in this section, there can be no assurance that the Financial Projections in this section will be realized, or that the milestones under the CVR Agreement will be achieved.

The Financial Projections are forward-looking statements. For information on factors that may cause the Company’s future results to materially vary, see “Item 8. Additional Information - Cautionary Note Regarding Forward-Looking Statements.”

Opinion of Leerink Partners LLC

Unless the context requires otherwise, capitalized terms used but not defined in this “—Opinion of Leerink Partners LLC” shall have the meaning ascribed to such term in Annex I.

Introduction

The Company retained Leerink Partners as its financial advisor in connection with the Offer and the Merger, which we refer to in this summary of Leerink Partners’ opinion as the “Transaction.” In connection with this engagement, the Company Board requested that Leerink Partners evaluate the fairness, from a financial point of view to the holders of Shares (other than the holders of Cancelled Shares (as defined below for purposes of this summary of Leerink Partners’ opinion) and Dissenting Company Shares) of the Offer Price proposed to be paid to such holders pursuant to the terms of the Merger Agreement. For purposes of this summary of Leerink Partners’ opinion “Cancelled Shares” means all Shares owned by the Company immediately prior to the Effective Time, Shares owned by Parent, Purchaser or any other Subsidiary of Parent at the commencement of the Offer which are owned by Parent, Purchaser or other subsidiary of Parent immediately prior to the Effective Time and, solely with respect to the Merger, Shares irrevocably accepted for purchase in the Offer, each of which shall automatically be canceled and shall cease to exist.

On August 24, 2025, Leerink Partners rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated the same date that, as of such date and based upon and subject to the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Offer Price proposed to be paid to the holders of Shares (other than Cancelled Shares and Dissenting Company Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Leerink Partners’ written opinion, dated August 24, 2025, which describes the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached hereto as Annex I and is incorporated herein by reference. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by the full text of Leerink Partners’ written opinion attached hereto as Annex I. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Company Board’s consideration of the Transaction and Leerink Partners’ opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Cancelled Shares and Dissenting Company Shares) of the Offer Price proposed to be paid to such holders pursuant to the terms of the Merger Agreement. Leerink Partners’ opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The full text of Leerink Partners’ written opinion should be read carefully in its entirety for a description of the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

In connection with rendering the opinion described below and performing its related financial analyses, Leerink Partners reviewed, among other things:

•	a draft dated August 24, 2025 of the Merger Agreement, as provided to Leerink Partners by the Company;

•	a draft dated August 24, 2025 of the CVR Agreement, as provided to Leerink Partners by the Company;

•	the Company’ Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed by the Company with the SEC;

•	the Company’ Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025 and June 30, 2025, as filed by the Company with the SEC;

•	certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC;

•	certain publicly available research analyst reports for the Company;

•

certain financial forecasts, analyses and projections relating to the Company prepared by Company management as furnished to, and approved by the Company Board for use by, Leerink Partners for purposes of Leerink Partners’ opinion, which are referred to in this summary of Leerink Partners’ opinion as the “Company Forecast” (for additional information, see the August 2025 Financial

Projections described in the section entitled “—Certain Unaudited Prospective Financial Information”); and

•

certain information furnished to Leerink Partners by Company management and approved by Company management for use by Leerink Partners relating to the amounts expected to be payable under the CVR Agreement in respect of the milestones specified therein and the anticipated probability and timing of achievement of such milestones (such information, together with the Company Forecast, is referred to in this summary of Leerink Partners’ opinion as the “Internal Data”).

Leerink Partners also conducted discussions with members of the senior management and representatives of the Company regarding the Internal Data. In addition, Leerink Partners reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Leerink Partners deemed relevant. Leerink Partners also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that Leerink Partners deemed relevant and conducted such other financial studies and analyses and took into account such other information as Leerink Partners deemed appropriate.

Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink Partners for purposes of its opinion and, with the Company’s consent, Leerink Partners relied upon such information as being complete and accurate. In that regard, Leerink Partners assumed, at the Company’s direction, that the Internal Data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Leerink Partners relied, at the Company’s direction, on the Internal Data for purposes of Leerink Partners’ analysis and opinion. Leerink Partners expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company.

Leerink Partners assumed, at the Company’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to Leerink Partners’ analysis or opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by Leerink Partners. Leerink Partners also assumed, at the Company’s direction, that the representations and warranties made by the Company and Parent and Purchaser in the Merger Agreement were and would continue to be true and correct in all respects material to Leerink Partners’ analysis. Furthermore, Leerink Partners assumed, at the Company’s direction, that the Transaction would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Leerink Partners’ analysis or opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Leerink Partners is not a legal, regulatory, tax or accounting advisor, and Leerink Partners expressed no opinion as to any legal, regulatory, tax or accounting matters.

Leerink Partners’ opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Leerink Partners’ opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Leerink Partners’ written opinion, to the holders of the Shares (other than Cancelled Shares and Dissenting Company Shares) of the Offer Price proposed to be paid to such holders pursuant to the terms of the Merger Agreement. Leerink Partners was not asked to, and Leerink Partners did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement, or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company, or class of such persons in connection with the Transaction, whether relative to the Offer Price proposed to be paid to the holders of Shares pursuant to the terms of the Merger Agreement or otherwise. Leerink Partners’ opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date of its written opinion, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Leerink Partners’ written opinion. Leerink Partners’ opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter. Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction.

The issuance of Leerink Partners’ opinion was approved by the Leerink Partners LLC Fairness Opinion Review Committee.

Summary of Financial Analyses by Leerink Partners LLC

The summary below of the financial analyses prepared by Leerink Partners and reviewed with the Company Board is not a complete description of the opinion of Leerink Partners or the underlying analyses, or of the factors considered in connection with the opinion of Leerink Partners delivered on August 24, 2025. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. Leerink Partners arrived at its opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and Leerink Partners’ opinion. The order of the analyses described below does not represent the relative importance or weight given to those analyses by Leerink Partners.

In its analyses, Leerink Partners considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the results of any particular analysis.

The estimates contained in the analyses of Leerink Partners and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses of Leerink Partners are inherently subject to substantial uncertainty.

Leerink Partners was not requested to, and did not, recommend or determine the specific consideration payable in the Transaction. The type and amount of consideration payable in the Transaction was determined through negotiations between the Company and Parent and the Company’s decision to enter into the Merger Agreement was solely that of the Company Board. The opinion of Leerink Partners was only one of many factors considered by the Company Board in its evaluation of the Transaction and should not be viewed as determinative of the views of the Company Board or the Company’s management with respect to the Transaction, the Offer Price or any other aspect of the Transaction.

The following is a summary of the material financial analyses reviewed with the Company Board and performed by Leerink Partners in connection with its opinion, which was delivered verbally to the Company Board on August 24, 2025 and confirmed in its written opinion, dated August 24, 2025. Although the written opinion of Leerink Partners attached hereto as Annex I and the summary set forth below do not purport to describe all work performed and information considered by Leerink Partners, all material studies and analyses performed by Leerink Partners are described herein. Future results may be different from those described and such differences may be material. For purposes of the analyses described below, Leerink Partners was directed by the Company to rely upon the Company Forecast and the Internal Data.

Leerink Partners’ Analysis of the Offer Price.

Leerink Partners conducted an analysis of the Offer Price. For purposes of its analysis, Leerink Partners assumed, at the Company’ direction, an 85% probability of success that Milestone 1 set forth in the CVR Agreement will be achieved by September 30, 2026 and a payout date for Milestone 1 of the CVR of November 15, 2026. Applying the midpoint of a range of discount rates from 14.00% to 15.50%, Leerink Partners calculated an illustrative net present value for Milestone 1 of the CVR at September 30, 2025 of approximately $0.55. For purposes of its analysis, Leerink Partners assumed, at the Company’s direction, approximately 76% of Milestone 2 set forth in the CVR Agreement will be achieved based on the Company’s projected 2026 net revenue of $116 million and a payout date for Milestone 2 of the CVR of February 15, 2027. Applying the midpoint of a range of discount rates from 14.00% to 15.50%, Leerink Partners calculated an illustrative net present value for Milestone 2 of the CVR at September 30, 2025 of approximately $0.16. Based upon the foregoing and the Cash Amount of $5.35, Leerink Partners derived a risk-adjusted value for the Offer Price (after rounding to the nearest $0.01) equal to $6.05 per Share.

Discounted Cash Flow Analysis of Leerink Partners.

A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors. Leerink Partners performed a discounted cash flow analysis of the Company based on estimates of risk-adjusted, after tax unlevered free cash flows expected to be generated by the Company over the period beginning on October 1, 2025 and ending on December 31, 2042, which were set forth in the Company Forecast as described in the section entitled “—Certain Unaudited Prospective Financial Information.” Leerink Partners calculated terminal values for the Company using a perpetuity growth rate of negative 20% to 0%. Leerink Partners adjusted for tax savings from usage of the Company’s estimated U.S. Federal net operating losses of $387 million as of

December 31, 2024 and future losses as directed by the Company’s management. These amounts were then discounted to present value as of September 30, 2025 using discount rates of 14.00% to 15.50% which Leerink Partners determined based upon its professional expertise and judgment. This analysis (i) took into account an assumed cash position as of September 30, 2025 provided by the Company of approximately $29 million, (ii) an assumed equity financing of $50 million ($47 million net proceeds), which equity, per guidance of the Company’s management, was assumed to be issued at a 20.0% discount to the closing price of the Shares of $4.85 on August 22, 2025, and (iii) the Company’s term loan principal amount of $50 million outstanding as of September 30, 2025. The Company’s fully-diluted share count, excluding the aforementioned assumed equity financing, was calculated based on the Treasury Stock Method (“TSM”) including 53,678,797 basic shares outstanding, 1,355,716 RSUs, 7,188,430 options, 500,000 pre-funded warrants at an exercise price of $0.001 and 300,000 and 516,345 common stock warrants at exercise prices per Share of $4.00 and $5.40, respectively, as of August 22, 2025 per management of the Company. This analysis resulted in a range of implied estimated values of approximately $4.61 to $5.16 per Share (rounded to the nearest $0.01).

Leerink Partners then compared the results of the above analysis to the closing price of the Shares of $4.85 as of August 22, 2025, the Cash Amount and the risk-adjusted Offer Price of $6.05 per Share.

Comparable Publicly Traded Company Analysis of Leerink Partners

Leerink Partners reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded commercial-stage biopharmaceutical companies that Leerink Partners deemed comparable, based on its experience and professional judgement, to the Company:

Aurinia Pharmaceuticals, Inc.

Avadel Pharmaceuticals plc

CorMedix, Inc.

Esperion Therapeutics, Inc.

Fennec Pharmaceuticals, Inc.

SIGA Technologies, Inc.

Although none of the selected companies is directly comparable to the Company, the companies listed above were chosen by Leerink Partners, among other reasons, because they are commercial-stage biopharmaceutical companies with certain operational, business and/or financial characteristics that, for purposes of Leerink Partners’ analysis, may be considered similar to those of the Company. Leerink Partners calculated and compared financial multiples for the selected companies based on information obtained from public filings, FactSet (a data source containing historical and estimated financial data) and other Wall Street research as of August 22, 2025. With respect to each of the selected companies, Leerink Partners calculated enterprise value (calculated as the market value of common equity, determined using TSM and taking into account outstanding in-the-money options, warrants, RSUs and other convertible securities), plus the book value of debt and certain liabilities (less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated net revenue for calendar year 2025 .

The results of this analysis are summarized as follows:

$ in millions	Enterprise Value (EV)		EV/2025E Net Revenue
Avadel Pharmaceuticals plc	$1,545	(1)	5.6x
Aurinia Pharmaceuticals Inc.	1,388		5.1x
CorMedix Inc.	1,233	(2)	3.9x	(3)
Esperion Therapeutics, Inc.(4)	498	(5)	2.9x
Fennec Pharmaceuticals Inc.	263		5.7x
SIGA Technologies Inc	479		4.5x
	75th Percentile		5.5x
	Mean		4.6x
	Median		4.8x
	25th Percentile		4.0x

(1)	Includes royalty debt obligation calculated as $75 million less amounts paid through June 30, 2025.
(2)

Pro-forma for acquisition financing related to CorMedix’s pending $300 million transaction with Melinta Therapeutics including $150 million new convertible debt and $40 million equity issued to Melinta shareholders.

(3)	Based on $320 million midpoint of $305-$335 million pro-forma net revenue range (including full calendar year impact of Melinta transaction) per August 7, 2025 press release.
(4)

In June 2024, Esperion sold 100% of its interest in OUS milestones and royalties payable from Daiichi-Sankyo until the royalty counterparty receives 1.7x their $304.7 million investment. This royalty agreement and related revenue are excluded from the enterprise value and revenue multiple calculations.

(5)	Unaffected share price as of July 23, 2025 before takeover rumors emerged.

Based on the foregoing and other considerations that Leerink Partners deemed relevant in its professional judgment and expertise, Leerink Partners applied a multiple range of: (i) 4.0x to 5.5x, derived from the Wall Street consensus estimated 2025 net revenue of the selected publicly traded companies, to the Company’s estimated 2025 net revenue derived from the Company Forecast, which resulted in an implied per Share equity value range for the Company of approximately $4.39 to $6.23 per Share based on the Company’s fully-diluted share count as of August 22, 2025, determined using TSM.

Leerink Partners then compared the results of the above analysis to the closing price of the Shares of $4.85 as of August 22, 2025, the Cash Amount and the risk-adjusted Offer Price of $6.05 per Share.

Selected Precedent Transaction Analysis of Leerink Partners

Using public filings and other publicly available information, Leerink Partners reviewed and analyzed selected precedent transactions involving biopharmaceutical companies that Leerink Partners viewed as generally relevant for purposes of its analysis. Leerink Partners analyzed certain financial information and transaction multiples relating to companies in the selected transactions and compared such information to the corresponding information for the Transaction.

Leerink Partners reviewed and analyzed the following all-cash precedent transactions involving commercial-stage biopharmaceutical companies. Using data regarding the precedent transactions and the target companies available from public filings and other publicly available information, Leerink Partners examined the selected transactions with respect to the transaction enterprise value, as a multiple of the target company’s last twelve months (LTM) revenues (which is referred to in this section as “EV/LTM Revenue”), as reflected in SEC filings following the transaction announcement. The results of this analysis are as follows:

$ in millions
Announcement Date	Acquiror	Target	Enterprise Value(1)	EV / LTM Revenue(1)
June 2025	Supernus Pharmaceuticals Inc.	Sage Therapeutics Inc.	$163	3.4x
March 2025	Paratek Phamaceuticals Inc.	OptiNose Inc.	165	2.1x
December 2024	Immedica Pharma AB	Marinus Pharmaceuticals, Inc.	127	4.0x
June 2023	Novo Holdings A/S / Gurnet Point Capital	Paratek Pharmaceuticals Inc.	423	2.5x
November 2022	Viatris Inc.	Oyster Point Pharma Inc	360	18.4x
June 2022	Gurnet Point Capital / Patient Square Capital	Radius Health, Inc.	825	3.8x
February 2022	Collegium Pharmaceutical Inc.	BioDelivery Sciences International	538	3.2x
October 2021	Pacira Biosciences Inc.	Flexion Therapeutics, Inc.	722	7.2x
October 2021	Supernus Pharmaceuticals Inc.	Adamas Pharmaceuticals Inc	470	5.3x
			75th Percentile	5.3x
			Mean	5.6x
			Median	3.8x
			25th Percentile	3.2x

(1)	Includes risk-adjusted values of CVRs per the target’s SEC filings

Using its professional judgment and experience, Leerink Partners then applied a range of EV/LTM Revenue multiples for the selected precedent transactions based on the 25th percentile and 75th percentile of the EV/LTM Revenue multiples thereof, which ranged from 3.2x to 5.3x, to the Company’s estimated revenues for the LTM set forth in the Company Forecast. This analysis resulted in an implied equity value per Share range of approximately $2.58 to $4.82 based on the Company’s fully-diluted share count as of August 22, 2025, determined using TSM.

Leerink Partners then compared the results of the above analysis to the closing price of the Shares of $4.85 as of August 22, 2025, the Cash Amount and the risk-adjusted Offer Price of $6.05 per Share.

Summary of Additional Factors Observed by Leerink Partners LLC

Leerink Partners observed certain additional factors that were not considered part of their financial analyses but were noted for reference purposes:

•

premiums paid in the nine selected commercial stage biopharmaceutical transactions described above. For each of the transactions, Leerink Partners calculated the premium represented by the Cash Amount and the risk-adjusted Offer Price to (1) the one-day unaffected premium, (2) the 90-day VWAP of the applicable target company on the last trading day prior to announcement of the transaction or prior to media reports of a potential transaction and (3) the 52-week high share price. Based on its professional judgment and experience, Leerink Partners applied a range of one-day unaffected premiums of 40% to 54%, representing the approximately 25th and 75th percentiles of the one-day unaffected premium sample, respectively, a range of 90-day VWAP premiums of (1%) to 61%, representing the approximately 25th and 75th percentiles of the 90-day VWAP premium and a range of 52-week high premiums of (65%) to (38%), representing the approximately 25th and 75th percentiles of the 52-week high premium sample, respectively, to the closing price of the Shares on August 22, 2025 to derive a range of implied equity values of approximately $6.79 to $7.47 per Share (rounded to the nearest

$0.01) in the case of the one-day unaffected premium analysis, a range of implied equity values of approximately $3.89 to $6.30 per Share (rounded to the nearest $0.01) in the case of the 90-day VWAP premium analysis and a range of implied equity values of approximately $2.04 to $3.62 per Share (rounded to the nearest $0.01) in the case of the 52-week high premium analysis.

•	historical trading prices of the Shares during the 52-week period ended August 22, 2025, which reflected low to high closing prices for the Shares during such period of $2.02 to $5.84 per Share.

Miscellaneous

Leerink Partners is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink Partners has in the past provided certain investment banking services to the Company and its affiliates unrelated to the proposed Transaction. In the past two years, Leerink Partners served as joint book-running manager for the Company’s August 2024 follow-on equity offering and received compensation of approximately $1.5 million for such services. In the past two years, Leerink Partners has not provided investment banking services to, or received compensation from, Parent, Purchaser and their affiliates. In the ordinary course of business, Leerink Partners and its affiliates may, in the future, provide investment banking services to the Company, Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of Leerink Partners’ trading and brokerage activities, Leerink Partners or its affiliates have in the past held and may in the future hold positions, for Leerink Partners’ own account or the accounts of Leerink Partners’ customers, in equity, debt or other securities of the Company, Parent or their respective affiliates. Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Parent and the Transaction and other participants in the Transaction that differ from the views of Leerink Partners’ investment banking personnel.

The Company Board selected Leerink Partners as a financial advisor in connection with the Transaction based on Leerink Partners’ longstanding relationship and familiarity with the Company and its business, as well as its experience and expertise in the pharmaceutical industry. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Leerink Partners’ services as a financial advisor to the Company, the Company has agreed to pay Leerink Partners an aggregate fee estimated as of the announcement of the Transaction to be up to approximately $8.8 million, $750,000 of which became payable upon the rendering of Leerink Partners’ opinion and the remainder of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities that may arise, out of Leerink Partners’ engagement.

For information regarding the terms of Leerink Partners’ engagement as the Company’s financial advisor, see the discussion below under the caption entitled “Item 5—Persons/Assets Retained, Employed, Compensated or Used.”

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender (and not withdraw) or cause to be tendered (and not withdrawn) all Shares held of record or beneficially owned by such person or entity immediately prior to the Expiration Date pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The Company Board selected Leerink Partners as its exclusive financial advisor in connection with the Transactions based on Leerink Partners’ reputation and experience. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Leerink Partners’ services as the financial advisor to the Company Board, the Company has agreed pursuant to its engagement letter with Leerink Partners, to pay Leerink Partners an aggregate fee estimated as of the announcement of the Transaction to be up to approximately $8.8 million, $750,000 of which became payable upon the rendering by Leerink Partners of its opinion. In addition, the Company has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities that may arise, out of Leerink Partners’ engagement.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company stockholders on its behalf with respect to the Transactions.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company or its subsidiary, or, to the Company’s knowledge after making reasonable inquiry, by any of the directors, executive officers or affiliates of the Company or its subsidiary.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9 or incorporated by reference herein (including the exhibits hereto), (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company, its subsidiary or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company or its subsidiary; (iii) any purchase, sale or transfer of a material amount of assets of the Company or its subsidiary; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a)  of this paragraph.

Item 8. Additional Information.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table below. For purposes of this disclosure, “single-trigger” refers to payments and benefits that arise solely as a result of the completion of the Merger and “double-trigger” refers to payments and benefits that require two conditions, which are the completion of the Merger and a qualifying termination of employment.

The table below assumes the following:

•	the Effective Time will have occurred on September 2, 2025;

•

for purposes of the amounts shown in the columns entitled “Cash” and “Perquisites/Benefits,” the employment of each named executive officer will be terminated immediately following the Effective Time without “cause” or by the named executive officer for “good reason” (each, a “qualifying termination” and each, as defined in each named executive officer’s employment agreement), entitling the named executive officer to receive severance payments and benefits under the applicable employment agreement;

•	the consummation of the Merger constitutes a “change in control” or “sale event” for purposes of the applicable compensation plan or agreement;

•	the named executive officer’s base salary rate and target annual bonus (as a percentage of base salary) remains unchanged from that in effect as of September 2, 2025;

•

each named executive officer’s outstanding equity awards are those that are outstanding and unvested as of September 2, 2025 and will be treated in accordance with the Merger Agreement such that outstanding Company Options Company RSU Awards will accelerate in full;

•	no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time;

•	the amount payable per CVR is $1.00, in cash, without interest, which is the maximum amount payable under each CVR;

•	each named executive officer will receive payment of COBRA premiums, as applicable, in accordance with their employment agreements;

•	no cutback or reduction will be necessary to mitigate the impact of Sections 280G and 4999 of the Internal Revenue Code; and

•	no named executive officer enters into a new agreement, amends an existing agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the subsections of “Item 3—Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers and Directors of the Company.” The amounts shown in the table below do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
John H. Tucker	$1,565,400	$2,978,401	$39,243	$4,583,044
Rachael Nokes	$633,233	$1,208,997	$28,144	$1,870,374

(1)

Under the relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the Summary Compensation Table of our most recent proxy statement.

(2)

The amount for each named executive officer represents the “double-trigger” cash severance payments to which the named executive officer may become entitled under the named executive officer’s employment agreement in connection with a qualifying termination during the period that is within 12 months after a change in control (the “change in control period”). The amounts shown in this column do not reflect any potential reduction for “garden leave” payments under applicable state law, as described in further detail in the section to this Schedule 14D-9 captioned “- Arrangements with Current Executive Officers and Directors of the Company - Severance Benefits and Certain Other Terms in Employment Agreements of Executive Officers.” The cash severance payments will be made in a lump sum in an amount equal to (a) 150% and 100%, for Tucker and Nokes respectively, of the named executive officers’ current base salary, plus (b) 150% and 100%, for Tucker and Nokes respectively, of the named executive officer’s average target annual incentive compensation received by the named executive officer in the three immediately preceding fiscal years (not including any sign-on bonus, retention bonus or any other special bonus). The following table quantifies each separate form of cash severance compensation included in the aggregate total reported in this column:

Name	Base Salary Severance ($)	Bonus Severance ($)	Total ($)
John H. Tucker	$1,045,500	$519,900	$1,565,400
Rachael Nokes	$480,000	$153,233	$633,233

(3)

This amount represents “single trigger” vesting acceleration of outstanding Company Options and Company RSU Awards granted pursuant to the Company’s 2017 Stock Option and Incentive Plan which are held by the named executive officers and will accelerate as of the Effective Time without regard to any termination of employment.

The value of the Company Options equals (i) the number of Shares underlying the Company Options that are not Out of the Money Options multiplied by the excess, if any, of the Cash Amount ($5.35) over the exercise price payable per Share under such Company Option, plus (ii) with respect to each Share underlying such Company Options that are not Out of the Money Options, $1.00, which is the maximum amount payable under a CVR in the event the applicable Milestones under the CVR Agreement are achieved to the maximum extent. The value of the Company RSU Awards equals (i) the number of Shares underlying the Company RSU Awards multiplied by the Cash Amount ($5.35), plus (ii) with respect to each Share underlying the Company RSU Awards, $1.00, which is the maximum amount payable under a CVR in the event the applicable Milestones under the CVR Agreement are achieved to the maximum extent. The forgoing treatment of equity awards of the named executive officers is further described in the section of this Schedule 14D-9 entitled “Item 3—Past Contacts, Transactions, Negotiations and Agreements – Arrangements with Current Executive Officers and Directors of the Company.” The estimated value of Company Options and Company RSU Awards is shown in the table below.

Name	Number of Shares Subject to Unvested Company Options (#)	Cash Consideration for Unvested Company Options ($)	Number of CVRs Issued in Respect of Unvested Company Options (#)	Maximum Cash Payment for CVRs Issued in Respect of Unvested Company Options ($)	Number of Shares Subject to Unvested Company RSU Awards (#)	Cash Consideration for Unvested Company RSU Awards ($)	Number of CVRs Issued in Respect of Unvested Company RSU Awards (#)	Maximum Cash Payment for CVRs Issued in Respect of Unvested Company RSU Awards ($)	Total ($)
John H. Tucker	325,938	$629,975	325,938	$325,938	318,502	$1,703,986	318,502	$318,502	$2,978,401
Rachael Nokes	138,368	$272,593	138,368	$138,368	125,675	$672,361	125,675	$125,675	$1,208,997

(4)

The amount for each named executive officer represents the “double-trigger” cost of COBRA continuation coverage for a period of up to 18 months and 12 months, for Tucker and Nokes respectively, to which the named executive officer may become entitled under such named executive officer’s employment agreement in connection with a qualifying termination during the change in control period, as described in further detail in the section to this Schedule 14D-9 captioned “- Arrangements with Current Executive Officers and Directors of the Company - Severance Benefits and Certain Other Terms in Employment Agreements of Executive Officers.”

Stockholder Approval Not Required.

Parent and Purchaser have represented and warranted to the Company in the Merger Agreement that neither Parent nor any of its affiliates, including Purchaser, nor any of their “affiliates” or “associates” (as such terms are defined in Section 203 of the DGCL) is, nor at any time during the period commencing three years prior to the date of the Merger Agreement, has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Section 251(h) of the DGCL generally provides that following consummation of a tender offer for all outstanding stock of a public corporation, and subject to certain statutory provisions, if the acquirer and its affiliates own at least such percentage of the shares of the acquired corporation that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement under the DGCL and the acquired corporation’s certificate of incorporation, and the other stockholders are entitled to receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the acquired corporation. Accordingly, after the Acceptance Time , the Merger Agreement contemplates that the parties will as promptly as practicable thereafter, subject to the satisfaction or, if permitted by applicable law, waiver of the conditions set forth in the Merger Agreement, and in any event no later than one business day thereafter, effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer and continuously hold or own their Shares through the Effective Time, follow the procedures set forth in Section 262 of the DGCL and do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to exercise appraisal rights under Delaware law, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing (and for which appraisal rights have not been waived) will be entitled to appraisal rights under Section 262 of the DGCL, provided such holders strictly and timely comply with the applicable statutory procedures under Section 262 of the DGCL. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights. Although the availability of appraisal rights depends on the Merger being consummated, stockholders who wish to exercise such appraisal rights must do so not later than the time of the consummation of the Offer, even though the Merger will not have been consummated as of such time.

The following discussion summarizes appraisal rights of stockholders and beneficial owners of Shares under the DGCL in connection with the Merger, assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL. The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL. All references in Section 262 of the DGCL and in this summary to (i) a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted, (ii) a “beneficial owner” are to a person who is the beneficial owner of Shares held either in voting trust or by a nominee on behalf of such person, and (iii) a “person” are to any individual, corporation, partnership, unincorporated association or other entity. Stockholders and beneficial owners of Shares should carefully review the full text of Section 262 of the DGCL, as well as the information discussed below. In addition, all references in this summary to the Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). The following discussion does not constitute any legal or other advice and does not constitute a recommendation that holders or beneficial owners of Shares exercise their appraisal rights under Section 262 of the DGCL.

Under the DGCL, if the Merger is completed, stockholders and beneficial owners of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) are entitled to appraisal rights under Section 262 of the DGCL, (iii) properly demand appraisal of their Shares prior to the consummation of the Offer and otherwise strictly and timely follow the procedures set forth in Section 262 of the DGCL to exercise their appraisal rights, and (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights may be entitled to have such Shares appraised by the Court of Chancery if certain conditions set forth in Section 262(g) are satisfied and to receive payment of the “fair value” of their Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as so determined by the Court of Chancery could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within 10 days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL or information directing the stockholders to a publicly available electronic resource at which Section 262 may be accessed without subscription or cost. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. Any stockholder or beneficial owner of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any person wishing to exercise appraisal rights should review carefully the full text of Section 262 of the DGCL and is urged to consult legal counsel before exercising or attempting to exercise such rights.

To exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, a stockholder or beneficial owner must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of initial mailing of this Schedule 14D-9 (which date of mailing is September 8, 2025), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the person demanding appraisal and that the person is demanding appraisal (and, in the case of a demand made by a beneficial owner of shares in its own name, must also (1) reasonably identify the holder of record of Shares for which demand is made, (2) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (3) provide an address at which such beneficial owner consents to receive notices given by the Surviving Company under Section 262 of the DGCL and to be set forth on the verified list required by Section 262(f) of the DGCL;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold (in the case of holders of record) or continuously own (in the case of beneficial owners) the subject Shares through the Effective Time; and

•

any stockholder (or beneficial owner of Shares) or the Surviving Company must strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, including filing a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Court of Chancery will dismiss the appraisal proceedings as to all holders of Shares who are otherwise entitled to appraisal rights, and such holders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Company to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who are entitled to appraisal rights within 10 days of the closing of the Merger, as required by Section 262(d)(2)

of the DGCL. However, if such notice is sent later than the later of the consummation of the Offer and 20 days following the date of mailing of the notice of the availability of appraisal rights, such notice need only be sent to each holder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with Section 262 of the DGCL. A failure by any stockholder or beneficial owner of Shares to follow any of the procedures of Section 262 of the DGCL will result in the loss of appraisal rights otherwise available under Section 262 of the DGCL if the Merger is consummated.

Written Demand by the Record Holder

As detailed in the first bullet above, a stockholder or beneficial owner of Shares wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of their Shares. All written demands for appraisal should be addressed to scPharmaceuticals Inc., 25 Mall Road, Suite 203, Burlington, Massachusetts 01803, Attention: Corporate Secretary. The demand for appraisal must reasonably inform the Company of the identity of the person demanding appraisal and that the person is demanding appraisal (and, in the case of a demand made by a beneficial owner of shares in its own name, must also (1) reasonably identify the holder of record of Shares for which demand is made, (2) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and (3) provide an address at which such beneficial owner consents to receive notices given by the Surviving Company under Section 262 of the DGCL and to be set forth on the verified list required by Section 262(f) of the DGCL.

If the Shares with respect to which a demand is made are owned of record or beneficially owned in a fiduciary capacity, such as by a trustee, guardian or custodian, such demand should be executed by or on behalf of the record owner or beneficial owner in such capacity, and if the shares are owned of record or beneficially owned by more than one person, as in a joint tenancy and tenancy in common, the demand should be executed by or on behalf of all joint holders of record or beneficial owners. An authorized agent, including an authorized agent for two (2) or more joint stockholders or beneficial owners, as applicable, may execute a demand for appraisal on behalf of a stockholder or beneficial owner, as applicable; however, the agent must identify the stockholder or stockholders or beneficial owner or owners and expressly disclose that, in executing the demand, the agent is acting as agent for the stockholder or stockholders or beneficial owner or owners, as applicable. A stockholder, such as a broker, bank or other nominee, who holds Shares as a nominee for others, may exercise his, her or its right of appraisal with respect to Shares held for one or more beneficial owners, while not exercising this right for other beneficial owners. In that case, the written demand should state the number of Shares as to which appraisal is sought. Where no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares held in the name of the person demanding appraisal.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Company, or any stockholder or beneficial owner of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Surviving Company in the case of a petition filed by a stockholder or beneficial owner of Shares, demanding a determination of the fair value of the Shares held or beneficially owned by all stockholders or beneficial owners who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all stockholders and beneficial owners of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition, and stockholders and beneficial owners should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the stockholders and beneficial owners of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any person who has complied with the requirements for an appraisal of such person’s Shares pursuant to Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Company a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of stockholders or beneficial owners of such Shares (provided that, where a beneficial owner makes a demand pursuant to Section 262, the holder of record of such shares will not be considered a separate stockholder holding such shares for purposes of such aggregate number). The Surviving Company must give this statement to the requesting person within 10 days after receipt by the Surviving Company of the written request for such statement or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any person other than the Surviving Company, service of a copy thereof must be made upon the Surviving Company, which will then be obligated within 20 days to file with the Delaware Register in Chancery (the “Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded appraisal for their Shares and with whom agreements as to the value of their Shares have not been reached by the Surviving Company. If the petition is filed by the Surviving Company, the petition must be accompanied by such Verified List. The Register in Chancery, if so ordered by the Court of Chancery, shall give notice of the time and place fixed for the hearing on the petition by registered or certified mail to the Surviving Company and all of the persons shown on the Verified List at the addresses stated therein. The costs of these notices are borne by the Surviving Company.

At the hearing on such petition, the Court of Chancery will determine the persons who have complied with Section 262 and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the persons who demanded appraisal for their Shares and who hold certificates representing their Shares to submit such certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any person fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that person. Accordingly, persons who demand appraisal for their Shares are cautioned to retain any certificates representing their Shares pending resolution of the appraisal proceedings. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Court of Chancery will dismiss appraisal proceedings as to all persons who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the aggregate value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines which persons are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Company may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment will be made if the Merger is consummated, and the Surviving Company reserves the right to make such a payment, if at all, at such time as it determines to be advisable. The Surviving Company is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Persons considering appraisal should be aware that the fair value of their Shares as so determined by the Court of Chancery could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any person exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Company or by any person entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the persons entitled to an appraisal. Any person whose name appears on the Verified List may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL. When the fair value of the Shares is determined, the Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value by the Surviving Company to the persons entitled thereto. Payment will be so made to each such person upon such terms and conditions as the Court of Chancery may order. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, or if both (1) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and assessed upon the parties as the Court of Chancery deems equitable in the circumstances.

Upon application of a person whose name appears on the Verified List and who participated in the proceeding and incurred expenses in connection therewith, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to subsection (k) of Section 262 or subject to such an award pursuant to a reservation of judgment under such subsection. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Court of Chancery are subject to appellate review by the Delaware Supreme Court.

From and after the Effective Time, no person who has demanded appraisal rights with respect to some or all of such person’s Shares in compliance with Section 262 of the DGCL will be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder or beneficial owner of Shares who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such person’s right to appraisal, the person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A person will fail to perfect, or effectively lose, such person’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery will dismiss the proceedings as to all persons who are otherwise entitled to appraisal rights and such persons will effectively lose their appraisal rights, unless either (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million. In addition, a person may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Company a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Company. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery will be dismissed as to any person without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Date.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly and timely comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the loss of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders and beneficial owners of Shares to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by stockholders of the Company or beneficial owners of Shares desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex II and is made available at https://delcode.delaware.gov/title8/c001/sc09/index.html#262. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who (x) owns 15% or more of a corporation’s outstanding voting stock or (y) is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder, and the affiliates and associates of such person) from engaging in a “business combination” (defined to include mergers and other corporate acts and transactions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2∕3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, the CVR Agreements and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Purchaser have represented and warranted that neither Parent nor any of its affiliates (including, Purchaser) nor any “affiliate” or “associate” (as such terms are defined in Section 203) thereof are or have been an “interested stockholder” (as such term is defined in Section 203) at any time during the period commencing three years prior to the date of the Merger Agreement. Therefore, the restrictions of Section 203 are inapplicable to the Merger Agreement, the CVR Agreement and the transactions contemplated thereby. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement and the transactions contemplated thereby, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Legal Proceedings.

To our knowledge, as of the date of this Schedule 14D-9, there are no legal proceedings pending relating to the Offer or the Merger.

Regulatory Approvals.

Under the HSR Act (including the rules and regulations that have been promulgated thereunder), certain transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material (the “HSR Notification Form”) has been furnished to the FTC and the Antitrust Division of the DOJ (the “Antitrust Division”) and expiration or termination of any waiting period under the HSR Act occurs. Parent and the Company filed their respective HSR Notification Forms with the FTC and the Antitrust Division on September 3, 2025.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 p.m., Eastern time, on October 3, 2025, which is the date that is 30 days after such filing, except that if the waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. During the 30-day waiting period the FTC and the Antitrust Division can choose to close their review prior to the expiration of the waiting period (“Early Termination”) or may extend the waiting period by issuing a Request for Additional Information or Documentary Material (a “Second Request”) to the parties.

Alternatively, to provide the FTC and/or the Antitrust Division with additional time to review the proposed acquisition, Parent, after consultation with the Company, may withdraw its HSR Notification Form prior to the expiration of the waiting period and refile, starting a new 30-day waiting period. If the FTC or the Antitrust Division issue a Second Request, the waiting period with respect to the Offer will be extended to 11:59 PM, Eastern time, on the 30th day after Purchaser’s certification of substantial compliance with its Second Request. The parties may also enter into a timing agreement with the Antitrust Division or FTC to not consummate the Offer for a specified period of time. If the HSR Act waiting period expires or is terminated, completion of the Merger will not require an additional filing under the HSR Act so long as Parent owns 50% or more of the outstanding Shares within one year after the HSR Act waiting period applicable to the Transactions expired or was terminated.

The FTC and the Antitrust Division frequently scrutinize the legality of transactions like the Offer and the Merger under the U.S. antitrust laws. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require Parent or the Company to divest businesses or assets or seek other relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the expiration or termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or relief or damages.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, the Company does not believe that either the purchase of Shares by Purchaser pursuant to the Offer or the consummation of the Merger should violate applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2024 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2025 and June 30, 2025 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on the Company’s current beliefs and expectations and include, but are not limited to: statements regarding beliefs about the potential benefits of the Transactions; the planned completion and timing of the Transactions; and the prospective performance and outlook of the Surviving Company’s business, performance, and opportunities. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the Offer and the Merger; uncertainties as to the percentage of the Company’s stockholders tendering their Shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable regulatory and/or governmental entities (or any conditions, limitations or restrictions placed on such approvals); risks relating to the Company’s liquidity during the pendency of the Offer and the Merger or in the event of a termination of the Merger Agreement; risks that the Milestones related to the CVR are not achieved; the effects of disruption caused by the Transactions making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from the Company’s ongoing business operations; the risk that stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; and other risks and uncertainties pertaining to the Company’s business, including the risks and uncertainties detailed in the Company’s public periodic filings with the SEC, such as the Company’s dependence on the commercial success of FUROSCIX and, if approved, its other product candidates; risks related to the receipt of regulatory approval for its product candidates; risks related to its ability to manufacture, or the ability of third parties to deliver, sufficient product for commercialization of FUROSCIX or any of its product candidates, if approved; risks related to the Company’s history of operating losses, including that it has a history of significant operating losses and expects to incur significant and increasing losses for the foreseeable future; it may never achieve or maintain profitability; it may need additional funding and may be unable to raise capital when needed, which would force it to delay, reduce or eliminate its product development programs or commercialization efforts; the terms of its credit facility and revenue participation financing facility place restrictions on its operating and financial flexibility, and it may not have cash available in an amount sufficient to enable it to make interest or principal payments on its indebtedness when due; clinical and preclinical development involves a lengthy and expensive process with an uncertain outcome, and any difficulties or delays in the commencement or completion, or the termination or the potential for the results from any clinical trials to support submission of sNDAs or comparable regulatory applications; the risk that global economic factors and uncertainties will impact the Company’s operations; and other risks related to Parent’s and the Company’s businesses detailed from time-to-time under the caption “Risk Factors” and elsewhere in Parent’s and Company’s respective SEC filings and reports, including their respective Annual Reports on Form 10-K for the year ended December 31, 2024 and subsequent quarterly and current reports filed with the SEC.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company and Parent undertake no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated September 8 ,2025 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed on September 8, 2025 (the “Schedule TO”) by MannKind Corporation).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO)

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, dated September 8, 2025 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(A)	Joint press release issued by the Company and Parent, dated August 25, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 25, 2025).

(a)(5)(B)	Employee Q&A, dated August 25, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed with the SEC on August 25, 2025).

Exhibit Number	Description

(a)(5)(C)	Email from John Tucker, President and Chief Executive Officer of the Company, delivered to employees, dated August 25, 2025 (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed with the SEC on August 25, 2025).

(a)(5)(D)	Form email for Company’s vendors, dated August 25, 2025 (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D-9C filed with the SEC on August 25, 2025).

(e)(1)	Agreement and Plan of Merger, dated as of August 24, 2025, among Parent, Purchaser and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 25, 2025).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex III of Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 25, 2025).

(e)(3)	Mutual Nondisclosure Agreement, dated as of May 7, 2025, by and between Parent and the Company (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	Form of Tender and Support Agreement (incorporated by reference to Annex II of Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on August 25, 2025).

(e)(5)	2014 Stock Incentive Plan, as amended, and forms of award agreements thereunder (incorporated by reference to the Registrant’s Registration Statement on Form S-1 (File No. 333-221077) on October 23, 2017).

(e)(6)	2017 Stock Option and Incentive Plan and forms of award agreements thereunder (incorporated by reference to the Registrant’s Registration Statement on Form S-1/A (File No. 333-221077) filed on November 7, 2017).

(e)(7)	Senior Executive Cash Incentive Bonus Plan (incorporated by reference to the Registrant’s Registration Statement on Form S-1/A (File No. 333-221077) filed on November 7, 2017).

(e)(8)	2017 Employee Stock Purchase Plan (incorporated by reference to the Registrant’s Registration Statement on Form S-1/A (File No. 333-221077) filed on November 7, 2017).

(e)(9)	2023 Employment Inducement Award Plan and form of award agreement thereunder (incorporated by reference to Exhibit 10.5 to the Registrant’s Annual Report on Form 10-K (File No. 001-38293) filed on March 22, 2023).

(e)(10)	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.5 to the Registrant’s Registration Statement on Form S-1/A (File No. 333-221077) filed on November 7, 2017).

(e)(11)	Amended and Restated Employment Agreement, by and between the Registrant and John H. Tucker (incorporated by reference to Exhibit 10.11 to the Registrant’s Annual Report on Form 10-K (File No. 001-38293) filed on March 22, 2023).

(e)(12)	Employment Agreement, by and between the Registrant and Rachael Nokes (incorporated by reference to Exhibit 10.9 to the Registrants Annual Report on Form 10-K (File No. 00138293) filed on March 24, 2020).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

scPharmaceuticals Inc.

By:	/s/ John H. Tucker
Name:	John H. Tucker
Title:	President and Chief Financial Officer
Dated:	September 8, 2025

Annex I

August 24, 2025

The Board of Directors

scPharmaceuticals Inc.

25 Mall Road, Suite 203

Burlington, Massachusetts 01803

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders (other than the holders of Excluded Shares, as defined below) of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) of scPharmaceuticals Inc., a Delaware corporation (the “Company”), of the Offer Price (as defined below) proposed to be paid to such holders pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among MannKind Corporation, a Delaware corporation (“Parent”), Seacoast Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which (i) Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding Shares for a price per Share of (a) $5.35 (the “Cash Amount”), payable subject to any applicable tax withholding and without interest, plus (b) one contingent value right per Share (each, a “CVR”) issuable subject to any applicable tax withholding and without interest, which shall represent the right to receive contingent payments, in cash, subject to any applicable tax withholding and without interest, set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement to be entered into by Parent and a rights agent (the “CVR Agreement”) (the “CVR Amount”; the Cash Amount plus the CVR Amount, collectively being the “Offer Price”); and (ii) as soon as practicable following the consummation of the Offer, Merger Sub shall, in accordance with Section 251(h) of the Delaware General Corporation Law (the “DGCL”), be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation, and pursuant to the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (A) (i) Shares owned by the Company immediately prior to the Effective Time, (ii) Shares owned by Parent, Merger Sub or any other subsidiary of Parent at the commencement of the Offer which are owned by Parent, Merger Sub or any other subsidiary of Parent immediately prior to the Effective Time and (iii) solely with respect to the Merger, Shares irrevocably accepted for purchase in the Offer, each of which shall automatically be canceled and shall cease to exist and (B) Shares that are outstanding immediately prior to the Effective Time and that are held by any person who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (the Shares referred to in clauses (A) and (B), the “Excluded Shares”)) shall be converted into the right to receive the Offer Price, without interest. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and CVR Agreement. Capitalized terms used but not defined herein have the meanings set forth in the Merger Agreement.

LEERINK PARTNERS LLC	LEERINK.COM
BOSTON | CHARLOTTE | CHICAGO | LOS ANGELES | MIAMI | NASHVILLE | NEW YORK | SAN FRANCISCO

LEERINK PARTNERS UK LIMITED

LONDON

We have been engaged by the Company to act as its financial advisor in connection with the Transaction and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the remaining (and principal) portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. We have in the past provided certain investment banking services to the Company and its affiliates unrelated to the proposed Transaction, for which we have received compensation. In the past two years, we served as joint book-running manager for the Company’s August 2024 follow-on equity offering. In the ordinary course of business, we may, in the future, provide investment banking services to the Company, Parent or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we have in the past held and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Parent, or their respective affiliates.

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Parent, and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) a draft dated August 24, 2025 of the Merger Agreement, as provided to us by the Company; (ii) a draft dated August 24, 2025 of the CVR Agreement, as provided to us by the Company; (iii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iv) the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2025 and June 30, 2025, as filed by the Company with the SEC; (v) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; (vi) certain publicly available research analyst reports for the Company; (vii) certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company, as furnished to, and approved for use by, us for purposes of our analysis (the “Company Forecast”); and (viii) certain information furnished to us by the management of the Company and approved by management for our use relating to the amounts expected to be payable under the CVR Agreement in respect of the milestones specified therein and the anticipated probability and timing of achievement of such milestones (such information, together with the Company Forecast, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding the Internal Data. In addition, we reviewed publicly available financial and stock market data for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company.

We have assumed, at your direction, that the final executed Merger Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by us. We have also assumed, at your direction, that the representations and warranties made by the Company and Parent and Merger Sub in the Merger Agreement are and will continue to be true and correct in all respects material to our analysis. Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or its ability to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Shares (other than Excluded Shares) of the Offer Price proposed to be paid to such holders pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the CVR Agreement, or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Offer Price proposed to be paid to holders of Shares pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or how such stockholder should vote or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by the Leerink Partners LLC Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Offer Price proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Leerink Partners LLC